FRONTEGRA TOTAL RETURN
BOND FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING MARCH 31, 2007

5-10

Portfolio Appraisal

4

Portfolio Characteristics

3

Portfolio Strategy

2

Fixed Income Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-2100 and/or at
www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Lehman Brothers Aggregate Bond Index is an unmanaged index of U.S. fixed income securities having a maturity greater than one year.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

This information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Frontegra Total Return Bond Fund

Performance Review:  March 31, 2007

The Frontegra Total Return Bond Fund returned
1.74%, net of fees, for the quarter ending
March 31, 2007.  The fund’s  benchmark, the
Lehman Brothers Aggregate Bond Index
returned 1.50%.

For the 12-month period ending March 31,
2007, the Fund outperformed the Lehman
Brothers Aggregate Bond Index.

6.59%

8.59%

One
Year

6.12%

6.46%

5.35%

3.31%

1.50%

Lehman Brothers Aggregate

     Bond Index

6.50%

6.91%

6.14%

4.39%

1.74%

Frontegra Total Return

     Bond Fund (net of fees)

Since

Inception

(11/25/96)

Ten

Year

Five

Year

Three

Year

Quarter

Ending
3/31/07

Average Annual Total Return

  Fixed Income Outlook

unattractive, suggesting a slightly defensive
duration strategy at this level of real rates.

Despite volatility in credit spreads during the
first quarter, credit spreads remain at
historically low and unattractive levels.  Buyout
risk remains very high due to the large pool of
available financing.  Current spreads do not
adequately compensate investors in the credit
market.

Mortgage spreads have remained more
attractive than credit spreads, particularly given
the mortgage investor’s ability to tightly control
credit and prepayment risks.  Poor sub-prime
lending practices have created a variety of risky
mortgage securities, but these parts of the
market can be easily avoided by a
knowledgeable investor.

A critical factor overhanging the bond market
is the large U.S. trade deficit and corresponding
buildup in capital inflows and foreign holdings of
U.S. bonds, events which have held down bond
yields.  The bond market could be disrupted if
these flows are altered.  Paradoxically, a
reduction in the U.S. trade deficit could result in
considerably higher real interest rates.

Despite modest volatility during the first
quarter of 2007, Treasury yields closed the
quarter near their beginning levels, with
long yields slightly higher and intermediate
yields slightly lower.  Inflation was stable
and economic indicators weakened as the
housing slump took its toll on the economy
despite strong employment and
consumption.  We expect housing-related
weakness into the second quarter, but an
improving economy thereafter.  We expect
stable short-term interest rates and an
upwards bias to long-term rates, which
continue to be dependent on capital inflows.

Despite a deep slump in housing and
weakening capital spending, most of the
underpinnings of the U.S. economy remain
firm, with employment, wages, and income
growing steadily, interest rates relatively
low, money growth steady, and inflation
stable and moderate.  Sub-prime lending
problems are rippling through the finance
sector and deepening the housing decline,
but we think that housing will bottom during
the second quarter and normal GDP growth
of 2.0 - 2.5% will resume for the rest of
2007 with a minimal impact on the
unemployment rate.

We expect GDP statistics to be fairly weak
for the first quarter of 2007 and possibly for
the second quarter of 2007 due to the
decline in housing.  However, with
employment robust through March it is
unlikely that there will be any reduction in
Fed funds in the near future.

Inflation has settled into a 2.0 - 2.5%
range, and we expect this to be the
foreseeable range of long-term inflation
based on monetary policies.  This range is
above the Fed’s target, and will prevent any
reduction in Fed funds unless employment
weakens.

At the quarter-ending yield of 4.65% on
10-year Treasury notes, we consider
inflation-adjusted yields to be slightly

Portfolio Strategy

High yield credit holdings remain moderate
as spreads in most sectors remain
historically low.  Index products are being
used when possible to take advantage of
trading opportunities created by increased
volatility.

The portfolio performed above its benchmark
return during the first quarter of 2007.
Current portfolio strategy is characterized by
the following points:

As Treasury yields fell in February, we
resumed a defensive duration strategy.
Given our long-term inflation estimate of
2.5%, inflation-adjusted 10 year Treasury
yields at the current level of 2.15% are
marginally unattractive, especially since we
expect a stronger economy after housing
bottoms this quarter.

Yield curve strategy is somewhat bulleted
due to our attempts to underweight the
longer maturities, which we think are
vulnerable to curve steepening.

Total mortgage exposure remains well
above the benchmark weighting, with
emphasis on more stable 10-year maturity
pass-throughs, discount longer pass-
throughs, CMBS and short CMO’s.  The
portfolio does not hold sub-prime issues.  All
mortgage holdings are of “AAA” quality.

Investment grade credit exposure is well
below benchmark levels, reflecting low
spreads, unattractive values, and buyout
risks.  Credit themes isolated from these
risks that we currently favor include utility
first mortgage bonds, rail equipment trusts,
and GIC-backed insurance bonds.

Better-convexity CMBS and CMO holdings
remain significant parts of the portfolio, since
their AAA credit qualities and favorable
prepayment structures are attractive
compared to alternatives.

Portfolio characteristics are subject to change at any time.

Frontegra Total Return Bond Fund

Portfolio Characteristics:  March 31, 2007

 AAA

AAA

Average Quality

5.3%

5.6%

Average Yield to Maturity/Worst

-0.15

-0.36

Average Portfolio Convexity

4.5 Years

4.2 Years

Average Portfolio Duration

Lehman Brothers Aggregate

Bond Index   (LB AGG)

Frontegra Total
Return Fund

* Includes Agency Mortgages

100.0%

100.0%

     TOTAL

    0.0%

  6.5%

Below Inv. Grade

    7.1%

   6.5%

BBB

    8.0%

   2.5%

A

    5.1%

   1.2%

AA

  79.8%

83.4%

     Total AAA

    7.8%

   9.9%

Other AAA

  48.5%

58.5%

Agency*

  23.5%

   8.1%

Treasury

    0.0%

   6.8%

Money Market

LB AGG Index

Frontegra Total
Return Fund

Quality Structure

100.0%

100.0%

     TOTAL

0.0%

6.8%

Money Market

0.0%

0.0%

Foreign

22.0%

16.9%

Credit

1.1%

0.5%

Asset-Backed

42.7%

65.7%

Mortgage-Backed

10.7%

2.0%

Agency

23.5%

8.1%

Treasury

LB AGG Index

Frontegra Total
Return Fund

Sector Structure

Frontegra Total Return Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

ABITIBI-CONSOLIDATED INC

8.500

08/01/29

87.000

0.13

B3

B+

AES EASTERN ENERGY

9.000

01/02/17

111.250

0.11

Ba1

BB+

ALBERTSON'S INC

8.000

05/01/31

101.910

0.17

B1

B

ALLIANCE PIPELINE US

4.591

12/31/25

94.330

0.04

A3

BBB+

ANADARKO PETROLEUM CORP

5.950

09/15/16

100.210

0.26

Baa3

BBB-

ANADARKO PETROLEUM CORP

6.450

09/15/36

98.950

0.26

Baa3

BBB-

APPALACHIAN POWER CO

4.400

06/01/10

97.650

0.13

Baa2

BBB

APPALACHIAN POWER CO

5.550

04/01/11

100.920

0.16

Baa2

BBB

AT&T CORP

7.300

11/15/11

108.550

0.28

A2

A

AT&T Corp Unfunded

0.120

03/20/12

100.040

0.00

A2

A

BANC OF AMERICA COMMERCIAL MOR

5.165

09/10/47

100.180

0.41

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

4.050

11/10/38

96.940

0.81

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

5.226

10/10/45

100.210

0.25

Aaa

AAA

BORGER ENERGY ASSOC/FNDG

7.260

12/31/22

97.840

0.25

Ba3

B+

BURLINGTN NORTH SANTA FE

4.830

01/15/23

94.800

0.15

Aa2

A

CDX.NA.HY.7 12/11 Unfunded

3.250

12/20/11

103.000

0.03

Ba2

BB

CDX.NA.IG.7 12/11 Unfunded

0.400

12/20/11

100.180

0.00

Baa2

BBB

CENTERPOINT ENERGY RES

7.875

04/01/13

111.440

0.16

Baa3

BBB

Comcast Corp Unfunded

0.170

03/20/12

99.910

0.00

Baa2

BBB+

COMMERCIAL MORTGAGE PASS-THROU

3.251

06/10/38

95.220

0.94

Aaa

AAA

COMMONWEALTH EDISON

5.950

08/15/16

97.880

0.48

Baa2

BBB

CONSUMERS ENERGY CO

4.400

08/15/09

97.980

0.35

Baa2

BBB-

COX COMMUNICATIONS INC

4.625

06/01/13

95.670

0.36

Baa3

BBB-

COX Communications Inc Unfunded

0.230

03/20/12

99.530

0.00

Baa3

BBB-

CPG PARTNERS LP

3.500

03/15/09

96.910

0.31

A3

A-

CREDIT SUISSE FB LONDON

7.900

05/29/49

100.180

0.32

A1

A

CS FIRST BOSTON MORTGAGE SECUR

5.000

09/25/15

99.640

0.19

Aaa

AAA

DAIMLERCHRYSLER NA HLDG

5.875

03/15/11

101.910

0.35

Baa1

BBB

DEUTSCHE TELEKOM INT FIN

8.250

06/15/30

123.860

0.31

A3

A-

DUKE ENERGY OHIO INC

5.700

09/15/12

101.730

0.33

Baa1

BBB

EDISON MISSION ENRGY FDG

7.330

09/15/08

100.500

0.31

Ba1

BB-

EL PASO ENERGY CORP

5.900

04/01/17

99.990

0.12

Baa3

BB

EMBARQ CORP

7.995

06/01/36

103.260

0.25

Baa3

BBB-

ENTERGY GULF STATES

4.875

11/01/11

97.440

0.32

Baa3

BBB+

ENTERGY LOUISIANA LLC

5.500

04/01/19

96.910

0.21

Baa1

A-

EUROPEAN INVESTMENT BANK

4.875

02/15/36

94.150

0.32

Aaa

AAA

FANNIE MAE

5.500

01/25/24

100.330

0.03

Aaa

AAA

FANNIE MAE

4.250

04/25/19

97.170

1.12

Aaa

AAA

FANNIE MAE

4.000

08/25/18

96.900

1.33

Aaa

AAA

FANNIE MAE

4.500

08/25/26

98.750

1.31

Aaa

AAA

FANNIE MAE

4.500

03/25/33

97.130

0.63

Aaa

AAA

FANNIE MAE POOL 254659

4.500

02/01/13

98.360

0.16

Aaa

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FANNIE MAE POOL 254758

4.500

06/01/13

98.310

0.64

Aaa

AAA

FANNIE MAE POOL 254806

4.500

07/01/13

98.300

0.30

Aaa

AAA

FANNIE MAE POOL 254865

4.500

09/01/18

97.080

0.83

Aaa

AAA

FANNIE MAE POOL 254909

4.000

09/01/13

97.040

0.38

Aaa

AAA

FANNIE MAE POOL 255450

4.500

10/01/14

98.100

0.17

Aaa

AAA

FANNIE MAE POOL 357312

5.000

12/01/17

98.930

1.18

Aaa

AAA

FANNIE MAE POOL 386341

3.810

08/01/13

94.050

0.37

Aaa

AAA

FANNIE MAE POOL 386441

4.220

08/01/13

95.800

0.31

Aaa

AAA

FANNIE MAE POOL 387219

4.125

01/01/10

97.490

0.60

Aaa

AAA

FANNIE MAE POOL 433043

6.500

06/01/28

103.180

0.02

Aaa

AAA

FANNIE MAE POOL 447704

6.500

11/01/28

103.180

0.02

Aaa

AAA

FANNIE MAE POOL 448235

6.500

11/01/28

103.180

0.01

Aaa

AAA

FANNIE MAE POOL 448635

6.500

11/01/28

103.180

0.03

Aaa

AAA

FANNIE MAE POOL 449012

6.500

11/01/28

103.180

0.00

Aaa

AAA

FANNIE MAE POOL 487778

6.500

03/01/29

103.120

0.01

Aaa

AAA

FANNIE MAE POOL 555203

7.000

12/01/32

103.170

0.32

Aaa

AAA

FANNIE MAE POOL 725546

4.500

06/01/19

96.940

0.54

Aaa

AAA

FANNIE MAE POOL 745444

5.500

04/01/16

100.630

0.41

Aaa

AAA

FANNIE MAE POOL 745659

5.000

04/01/16

99.710

0.37

Aaa

AAA

FANNIE MAE POOL 763019

5.000

08/01/13

99.380

0.17

Aaa

AAA

FANNIE MAE POOL 768008

5.000

06/01/13

99.380

0.31

Aaa

AAA

FANNIE MAE POOL 768009

5.000

06/01/13

99.380

0.18

Aaa

AAA

FANNIEMAE GRANTOR TRUST

7.000

11/25/43

103.420

0.27

Aaa

AAA

FG M80779

5.000

11/01/09

99.650

0.06

Aaa

AAA

FLORIDA POWER CORP

4.500

06/01/10

98.160

0.31

A2

BBB+

FNMA TBA 15YR

6.000

04/01/18

101.630

2.11

Aaa

AAA

FNMA TBA 30YR

5.000

04/01/34

96.590

7.64

Aaa

AAA

FNMA TBA 30YR

5.500

05/01/34

98.910

13.54

Aaa

AAA

FNMA TBA 30YR

6.000

05/01/35

100.690

8.65

Aaa

AAA

FNMA TBA 30YR

6.500

05/01/33

101.970

3.35

Aaa

AAA

Ford Motor Co Unfunded

6.850

12/20/11

102.750

0.01

Caa1

CCC+

FORD MOTOR COMPANY

8.355

12/15/13

100.250

0.11

Ba3

B

FORD MOTOR CREDIT CO

5.700

01/15/10

95.720

0.71

B1

B

Ford Motor Credit Co Unfunded

5.150

03/20/11

106.100

0.04

B1

B

FREDDIE MAC

4.750

03/05/12

99.560

2.02

Aaa

AAA

FREDDIE MAC

4.500

11/15/28

98.110

0.32

Aaa

AAA

FREDDIE MAC

4.000

08/15/17

96.980

0.51

Aaa

AAA

FREDDIE MAC

4.500

09/15/29

97.740

0.20

Aaa

AAA

FREDDIE MAC

5.500

05/15/26

100.050

0.24

Aaa

AAA

FREDDIE MAC

4.500

02/15/33

97.370

0.83

Aaa

AAA

FREDDIE MAC

4.500

08/15/33

97.300

0.62

Aaa

AAA

FREDDIE MAC

5.000

09/15/33

98.950

0.55

Aaa

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FREDDIE MAC

5.000

02/15/36

82.880

0.30

Aaa

AAA

FREDDIE MAC

5.000

06/15/34

98.730

1.04

Aaa

AAA

FREDDIE MAC

4.500

03/15/35

97.010

0.61

Aaa

AAA

FREDDIE MAC

5.000

12/15/31

97.330

0.39

Aaa

AAA

FREDDIE MAC GOLD POOL A45788

6.500

05/01/35

102.650

0.24

Aaa

AAA

FREDDIE MAC GOLD POOL B14039

4.000

05/01/14

96.900

0.62

Aaa

AAA

FREDDIE MAC GOLD POOL B19614

5.000

07/01/15

99.500

0.15

Aaa

AAA

FREDDIE MAC GOLD POOL E01647

4.000

05/01/19

94.500

0.33

Aaa

AAA

FREDDIE MAC GOLD POOL G11672

5.000

03/01/15

99.530

0.60

Aaa

AAA

FREDDIE MAC GOLD POOL G11745

5.000

07/01/15

99.500

0.73

Aaa

AAA

FREDDIE MAC GOLD POOL G11970

5.000

04/01/16

99.070

0.47

Aaa

AAA

GENERAL MOTORS

8.375

07/15/33

89.750

0.23

Caa1

B-

GENERAL MOTORS CORP

7.735

11/29/13

100.750

0.49

Ba3

B+

General Motors Corp Unfunded

5.850

12/20/11

105.020

-0.02

Caa1

B-

GEORGIA GULF CORPORATION

9.500

10/15/14

96.000

0.23

B1

B+

GINNIE MAE I POOL 331001

8.250

07/15/07

100.580

0.00

Aaa

AAA

GINNIE MAE I POOL 36629

9.500

10/15/09

103.690

0.01

Aaa

AAA

GMAC COMMERCIAL MORTGAGE SECUR

3.337

05/10/36

95.540

0.87

Aaa

AAA

GOVERNMENT NATIONAL MORTGAGE A

5.000

03/20/35

88.000

0.42

Aaa

AAA

GREENWICH CAPITAL COMMERCIAL F

5.117

11/10/10

100.030

0.77

Aaa

AAA

GULFSTREAM NATURAL GAS

5.560

11/01/15

99.720

0.25

Baa2

BBB

HCA INC

8.110

11/01/13

100.750

0.17

Ba3

BB

HERTZ VEHICLE FINANCING LLC

5.080

11/25/11

99.870

0.29

Aaa

AAA

HOMER CITY FUNDING LLC

8.137

10/01/19

108.750

0.33

Ba2

BB

INDIANAPOLIS PWR & LIGHT

6.300

07/01/13

104.270

0.10

Baa1

BBB-

INDIANAPOLIS PWR & LIGHT

6.050

10/01/36

99.030

0.20

Baa1

BBB-

INTL LEASE FINANCE CORP

5.750

06/15/11

102.460

0.15

A1

AA-

JACKSON NATL LIFE GLOBAL

5.125

02/10/11

99.790

0.21

A1

AA

KERN RIVER FUNDING CORP

4.893

04/30/18

96.720

0.23

A3

A-

KINDER MORGAN INC

6.500

09/01/12

101.990

0.29

Baa2

BB-

KIOWA POWER PARTNERS LLC

4.811

12/30/13

97.280

0.23

Baa3

BBB-

LB-UBS COMMERCIAL MORTGAGE TRU

4.885

09/15/30

99.470

0.26

NA

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

5.103

11/15/30

100.020

1.14

NA

AAA

MASTR ALTERNATIVE LOANS TRUST

4.500

07/25/14

98.420

0.25

NA

AAA

MASTR ASSET SECURITIZATION TRU

4.750

01/25/14

99.250

0.20

NA

AAA

MEGO MORTGAGE HOME LOAN TRUST

7.275

08/25/17

99.620

0.00

Aaa

AAA

MERRILL LYNCH MORTGAGE TRUST

5.601

08/12/43

100.970

0.45

Aaa

AAA

MERRILL LYNCH/COUNTRYWIDE COMM

4.711

07/12/46

98.920

0.40

Aaa

NA

MID-STATE TRUST

4.864

07/15/38

94.750

0.25

Aaa

AAA

MIDWEST GENERATION LLC

8.300

07/02/09

102.690

0.15

Ba2

BB-

MIDWEST GENERATION LLC

8.560

01/02/16

109.370

0.03

Ba2

BB-

MORGAN STANLEY CAPITAL I

3.270

05/15/40

96.570

0.33

Aaa

NA

Frontegra Total Return Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

NEW YORK LIFE GLOBAL FDG

3.875

01/15/09

97.850

0.39

Aaa

AA+

News America Inc Unfunded

0.160

03/20/12

99.870

0.00

Baa2

BBB

PACIFIC LIFE GLOBAL FNDG

3.750

01/15/09

97.950

0.26

Aa3

AA

PEMEX FINANCE LTD

9.690

08/15/09

105.430

0.03

Baa1

A-

PIONEER NATURAL RESOURCE

6.650

03/15/17

98.920

0.19

Ba1

BB+

PROTECTIVE LIFE SECD TR

4.000

10/07/09

97.300

0.28

Aa3

AA

PUBLIC SERV CO OF COLO

4.375

10/01/08

98.800

0.44

A3

A-

PUBLIC SERVICE EL & GAS

5.000

01/01/13

98.230

0.15

A3

A-

SABINE PASS LNG LP

7.250

11/30/13

100.750

0.27

Ba3

BB

SITHE/INDEPENDENCE FNDG

8.500

06/30/07

100.500

0.15

Ba2

B

SOUTHERN STAR CENT GAS

6.000

06/01/16

101.000

0.24

Baa3

BBB-

Sprint Capital Corp Unfunded

0.390

03/20/12

99.230

0.00

Baa3

BBB

SUPERVALU INC

7.500

11/15/14

104.250

0.27

B1

B

TELECOM ITALIA CAPITAL

5.250

11/15/13

96.950

0.43

Baa2

BBB+

TELEFONOS DE MEXICO S.A.

4.500

11/19/08

98.760

0.20

A3

BBB+

TENNESSEE GAS PIPELINE

7.500

04/01/17

111.540

0.23

Baa3

BB

TEXAS GAS TRANSMISSION

4.600

06/01/15

93.820

0.15

Baa1

BBB+

TIME WARNER INC

6.500

11/15/36

99.710

0.22

Baa2

BBB+

Time Warner Inc Unfunded

0.200

03/20/12

99.710

0.00

Baa2

BBB+

TRANSCONT GAS PIPE CORP

6.400

04/15/16

103.120

0.37

Ba1

BB+

UNION PACIFIC RR CO

5.866

07/02/30

103.530

0.18

Aa3

A

US TREASURY N/B

5.250

02/15/29

104.390

4.00

Aaa

AAA

US TREASURY N/B

4.750

02/15/37

98.430

0.47

Aaa

AAA

US TREASURY N/B

4.875

08/15/16

101.580

1.54

Aaa

AAA

US TREASURY N/B

4.625

11/15/16

99.700

1.88

Aaa

AAA

US TREASURY N/B

4.625

02/15/17

99.790

0.22

Aaa

AAA

Verizon Global Funding Corp Unfunded

0.190

03/20/12

100.140

0.00

A3

A

WACHOVIA BANK COMMERCIAL MORTG

2.986

06/15/35

94.850

0.31

Aaa

AAA

WACHOVIA BANK COMMERCIAL MORTG

4.241

10/15/35

97.790

0.88

Aaa

AAA

Walt Disney Co/The Unfunded

0.080

03/20/12

99.790

0.00

A3

A-

WELLS FARGO MORTGAGE BACKED SE

5.500

03/25/36

100.070

0.76

Aaa

NA

WESTAR ENERGY INC

6.000

07/01/14

102.880

0.29

Baa2

BBB-

WINDSOR FINANCING LLC

5.881

07/15/17

100.300

0.36

Baa3

BBB-

TOTAL SECURITIES

92.43

Frontegra Total Return Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

CASH/CASH EQUIVALENTS

CASH

5.082

1.000

-19.07

Aaa

AAA

AMERICAN EXPRESS CREDIT ACCOUN

5.320

01/18/11

99.880

0.45

Aaa

AAA

AMERICAN EXPRESS CREDIT ACCOUN

5.320

03/15/11

99.850

0.21

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.430

01/15/10

100.010

0.28

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.440

06/15/10

100.070

0.64

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.430

12/15/10

100.130

0.52

Aaa

AAA

CAPITAL ONE AUTO FINANCE TRUST

5.330

05/17/10

100.070

0.33

Aaa

AAA

CAPITAL ONE MULTI-ASSET EXECUT

5.395

04/15/10

100.010

0.95

Aaa

AAA

CHASE CREDIT CARD MASTER TRUST

5.360

09/15/09

100.000

1.15

Aaa

AAA

CHASE ISSUANCE TRUST

5.330

12/15/10

100.030

0.29

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

2.079

05/15/38

97.950

0.35

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

7.000

02/25/33

99.930

0.05

Aaa

AAA

DISCOVER CARD MASTER TRUST I

5.527

12/15/09

100.040

0.52

Aaa

AAA

DISCOVER CARD MASTER TRUST I

5.430

11/17/09

100.010

0.34

Aaa

AAA

DISCOVER CARD MASTER TRUST I

5.450

08/15/10

100.130

1.07

Aaa

AAA

FANNIE DISCOUNT NOTE

0.000

05/23/07

99.270

3.38

Aaa

AAA

FANNIE DISCOUNT NOTE

0.000

06/27/07

98.770

3.39

Aaa

AAA

FANNIE MAE

5.250

10/30/07

100.000

1.94

Aaa

AAA

FANNIE MAE

5.000

11/25/12

99.610

0.09

Aaa

AAA

FANNIE MAE

3.500

10/25/21

99.030

0.18

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.450

0.11

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.430

0.11

Aaa

AAA

FANNIEMAE WHOLE LOAN

5.500

11/25/33

99.450

0.19

Aaa

AAA

FEDERAL HOME LOAN BANK

5.500

12/27/07

100.220

0.54

Aaa

AAA

FEDERAL HOME LOAN BANK

5.500

01/28/08

100.280

0.94

Aaa

AAA

FORD CREDIT AUTO OWNER TRUST

5.420

07/15/09

100.050

0.68

Aaa

AAA

FREDDIE MAC

5.500

01/18/08

100.270

0.28

Aaa

AAA

FREDDIE MAC

4.500

03/15/16

99.160

0.07

Aaa

AAA

FREDDIE MAC

4.500

05/15/26

99.660

0.04

Aaa

AAA

FREDDIE MAC

3.500

01/15/23

99.170

0.21

Aaa

AAA

FREDDIE MAC

3.500

11/15/22

98.430

0.26

Aaa

AAA

FREDDIE MAC

4.500

02/15/20

99.620

0.13

Aaa

AAA

FREDDIE MAC

5.000

06/15/15

99.530

0.29

Aaa

AAA

FREDDIE MAC

5.500

12/15/20

99.820

0.14

Aaa

AAA

HOUSEHOLD AUTOMOTIVE TRUST

5.326

02/17/08

99.990

0.26

Aaa

AAA

MASTR ASSET SECURITIZATION TRU

4.000

12/25/33

99.540

0.04

Aaa

AAA

MERRILL LYNCH MORTGAGE TRUST

4.929

07/12/34

99.660

0.27

Aaa

AAA

NOMURA ASSET ACCEPTANCE CORPOR

5.450

08/25/35

100.010

0.04

Aaa

AAA

PRICOA GLOBAL FUNDING 1

5.408

03/03/09

100.040

0.21

Aaa

AAA

SLM STUDENT LOAN TRUST

5.330

04/25/12

100.030

1.27

Aaa

AAA

SOUTHERN CAL EDISON

5.460

02/02/09

100.170

0.35

A2

BBB+

TARGET CREDIT CARD MASTER TRUS

5.471

06/27/11

100.010

0.43

Aaa

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

TREASURY BILL

0.000

04/26/07

99.670

3.36

Aaa

AAA

USAA AUTO OWNER TRUST

5.030

11/17/07

99.950

0.08

Aaa

AAA

USAA AUTO OWNER TRUST

5.340

12/13/07

100.000

0.15

Aaa

AAA

VOLKSWAGEN AUTO LEASE TRUST

5.524

08/20/07

100.010

0.07

Aaa

AAA

TOTAL CASH/CASH EQUIVALENTS

7.57

TOTAL FUND ASSETS

$271,604,406.11

100.00

FRONTEGRA INVESTMENT
GRADE BOND FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING MARCH 31, 2007

5-9

Portfolio Appraisal

4

Portfolio Characteristics

3

Portfolio Strategy

2

Fixed Income Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Lehman Brothers Aggregate Bond Index is an unmanaged index of U.S. fixed income securities having a maturity greater than one year.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Frontegra Investment Grade Bond Fund

Performance Review: March 31, 2007

The Frontegra Investment Grade Bond Fund
returned 1.56%, net of fees, for the quarter
ending March 31, 2007, versus the Lehman
Brothers Aggregate Bond Index return of
1.50%.

The Fund also outperformed the index for
the 12-month period ending March 31,
2007.

5.50%

5.35%

3.31%

6.59%

1.50%

Lehman Brothers Aggregate

     Bond Index

5.16%

5.03%

3.53%

6.97%

1.56%

Frontegra Investment
Grade Bond Fund (net of
fees)

Since

Inception

(2/23/01)

Five

Year

Three

Year

One

Year

Quarter

Ending
3/31/07

Average Annual Total Return

Fixed Income Outlook

unattractive, suggesting a slightly
defensive duration strategy at this level of
real rates.

Despite volatility in credit spreads during
the first quarter, credit spreads remain at
historically low and unattractive levels.
Buyout risk remains very high due to the
large pool of available financing.  Current
spreads do not adequately compensate
investors in the credit market.

Mortgage spreads have remained more
attractive than credit spreads, particularly
given the mortgage investor’s ability to
tightly control credit and prepayment risks.
Poor sub-prime lending practices have
created a variety of risky mortgage
securities, but these parts of the market
can be easily avoided by a knowledgeable
investor.

A critical factor overhanging the bond
market is the large U.S. trade deficit and
corresponding buildup in capital inflows
and foreign holdings of U.S. bonds, events
which have held down bond yields.  The
bond market could be disrupted if these
flows are altered.  Paradoxically, a
reduction in the U.S. trade deficit could
result in considerably higher real interest
rates.

Despite modest volatility during the first
quarter of 2007, Treasury yields closed the
quarter near their beginning levels, with
long yields slightly higher and intermediate
yields slightly lower.  Inflation was stable
and economic indicators weakened as the
housing slump took its toll on the economy
despite strong employment and
consumption.  We expect housing-related
weakness into the second quarter, but an
improving economy thereafter.  We expect
stable short-term interest rates and an
upwards bias to long-term rates, which
continue to be dependent on capi
tal inflows.

Despite a deep slump in housing and
weakening capital spending, most of the
underpinnings of the U.S. economy remain
firm, with employment, wages, and income
growing steadily, interest rates relatively
low, money growth steady, and inflation
stable and moderate.  Sub-prime lending
problems are rippling through the finance
sector and deepening the housing decline,
but we think that housing will bottom
during the second quarter and normal GDP
growth of 2.0 - 2.5% will resume for the
rest of 2007 with a minimal impact on the
unemployment rate.

We expect GDP statistics to be fairly weak
for the first quarter of 2007 and possibly
for the second quarter of 2007 due to the
decline in housing.  However, with
employment robust through March it is
unlikely that there will be any reduction in
Fed funds in the near future.

 Inflation has settled into a 2.0 - 2.5%
range, and we expect this to be the
foreseeable range of long-term inflation
based on monetary policies.  This range is
above the Fed’s target, and will prevent
any reduction in Fed funds unless
employment weakens.

At the quarter-ending yield of 4.65% on
10-year Treasury notes, we consider
inflation-adjusted yields to be slightly

Portfolio Strategy

Better-convexity CMBS and CMO
holdings remain significant parts of the
portfolio, since their AAA credit qualities
and favorable prepayment structures are
attractive compared to alternatives.

The portfolio performed above its
benchmark return during the first quarter
of 2007.  Current portfolio strategy is
characterized by the following points:

As Treasury yields fell in February, we
resumed a defensive duration strategy.
Given our long-term inflation estimate of
2.5%, inflation-adjusted 10 year Treasury
yields at the current level of 2.15% are
marginally unattractive, especially since
we expect a stronger economy after
housing bottoms this quarter.

Yield curve strategy is somewhat
bulleted due to our attempts to
underweight the longer maturities, which
we think are vulnerable to curve
steepening.

Total mortgage exposure remains well
above the benchmark weighting, with
emphasis on more stable 10-year
maturity pass-throughs, discount longer
pass-throughs, CMBS and short CMO’s.
The portfolio does not hold sub-prime
issues.  All mortgage holdings are of
“AAA” quality.

 Investment grade credit exposure is well
below benchmark levels, reflecting low
spreads, unattractive values, and buyout
risks.  Credit themes isolated from these
risks that we currently favor include utility
first mortgage bonds, rail equipment
trusts, and GIC-backed insurance bonds.

Portfolio characteristics are subject to change at any time.

Frontegra Investment Grade Bond Fund

Portfolio Characteristics:  March 31, 2007

AAA

AAA

Average Quality

5.3%

5.5%

Average Yield to Maturity/Worst

-0.15

-0.37

Average Portfolio Convexity

4.5 Years

4.3 Years

Average Portfolio Duration

Lehman Brothers Aggregate

Bond Index   (LB AGG)

Frontegra
Investment Grade
Bond Fund

* Includes Agency Mortgages

100.0%

100.0%

     TOTAL

    0.0%

    0.0%

Below Inv. Grade

    7.1%

    5.1%

BBB

    8.0%

    4.1%

A

    5.1%

    2.6%

AA

  79.8%

  88.2%

     Total AAA

    7.8%

  11.0%

Other AAA

  48.5%

  62.3%

Agency*

  23.5%

  9.7%

Treasury

    0.0%

    5.2%

Money Market

LB AGG Index

Frontegra
Investment
Grade Bond Fund

Quality Structure

100.0%

100.0%

     TOTAL

0.0%

5.2%

Money Market

0.0%

0.0%

Foreign

22.0%

12.5%

Credit

1.1%

0.6%

Asset-Backed

4.9%

9.7%

CMBS

37.8%

60.1%

Mortgage-Backed

10.7%

2.2%

Agency

23.5%

9.7%

Treasury

LB AGG
Index

Frontegra
Investment Grade
Bond Fund

Sector Structure

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

ALLIANCE PIPELINE US

4.591

12/31/25

94.330

0.39

A3

BBB+

AMERICAN AIRLINES INC

3.857

07/09/10

96.560

0.19

Aaa

AAA

ANADARKO PETROLEUM CORP

5.950

09/15/16

100.210

0.10

Baa3

BBB-

ANADARKO PETROLEUM CORP

6.450

09/15/36

98.950

0.11

Baa3

BBB-

APPALACHIAN POWER CO

4.400

06/01/10

97.650

0.08

Baa2

BBB

APPALACHIAN POWER CO

5.550

04/01/11

100.920

0.09

Baa2

BBB

AT&T CORP

7.300

11/15/11

108.550

0.24

A2

A

AT&T Corp Unfunded

0.120

03/20/12

100.040

0.00

A2

A

BANC OF AMERICA COMMERCIAL MOR

5.001

09/10/10

99.600

1.06

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

5.165

09/10/47

100.180

0.38

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

4.050

11/10/38

96.940

0.77

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

5.226

10/10/45

100.210

0.25

Aaa

AAA

BURLINGTN NORTH SANTA FE

6.960

03/22/09

101.500

0.04

Aa2

A

BURLINGTN NORTH SANTA FE

6.230

07/02/18

104.470

0.63

Aa2

A

BURLINGTN NORTH SANTA FE

4.575

01/15/21

96.030

0.64

Aa2

A

CDX.NA.IG.7 12/11 Unfunded

0.400

12/20/11

100.180

0.00

Baa2

BBB

CENTERPOINT ENERGY RES

7.875

04/01/13

111.440

0.17

Baa3

BBB

Comcast Corp Unfunded

0.170

03/20/12

99.910

0.00

Baa2

BBB+

COMMERCIAL MORTGAGE PASS-THROU

3.251

06/10/38

95.220

0.90

Aaa

AAA

COMMONWEALTH EDISON

5.950

08/15/16

97.880

0.50

Baa2

BBB

CONSUMERS ENERGY CO

4.400

08/15/09

97.980

0.17

Baa2

BBB-

COX COMMUNICATIONS INC

4.625

06/01/13

95.670

0.32

Baa3

BBB-

COX Communications Inc Unfunded

0.230

03/20/12

99.530

0.00

Baa3

BBB-

CREDIT SUISSE FB LONDON

7.900

05/29/49

100.180

0.25

A1

A

CS FIRST BOSTON MORTGAGE SECUR

5.000

09/25/15

99.640

0.17

Aaa

AAA

DAIMLERCHRYSLER NA HLDG

5.875

03/15/11

101.910

0.35

Baa1

BBB

DEUTSCHE TELEKOM INT FIN

8.250

06/15/30

123.860

0.28

A3

A-

DUKE ENERGY OHIO INC

5.700

09/15/12

101.730

0.26

Baa1

BBB

ENTERGY ARKANSAS

5.000

07/01/18

92.860

0.33

Baa1

A-

ENTERGY GULF STATES

4.875

11/01/11

97.440

0.19

Baa3

BBB+

ENTERGY LOUISIANA LLC

5.500

04/01/19

96.910

0.03

Baa1

A-

EUROPEAN INVESTMENT BANK

4.875

02/15/36

94.150

0.30

Aaa

AAA

FANNIE MAE

5.000

03/25/34

99.010

0.26

Aaa

AAA

FANNIE MAE

4.250

04/25/19

97.170

1.02

Aaa

AAA

FANNIE MAE

4.000

08/25/18

96.900

1.15

Aaa

AAA

FANNIE MAE

4.500

08/25/26

98.750

1.03

Aaa

AAA

FANNIE MAE

4.500

03/25/33

97.130

0.59

Aaa

AAA

FANNIE MAE POOL 254659

4.500

02/01/13

98.360

0.12

Aaa

AAA

FANNIE MAE POOL 254758

4.500

06/01/13

98.310

0.58

Aaa

AAA

FANNIE MAE POOL 254759

4.500

06/01/18

97.080

0.15

Aaa

AAA

FANNIE MAE POOL 254806

4.500

07/01/13

98.300

0.26

Aaa

AAA

FANNIE MAE POOL 254865

4.500

09/01/18

97.080

0.71

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FANNIE MAE POOL 255450

4.500

10/01/14

98.100

0.16

Aaa

AAA

FANNIE MAE POOL 357312

5.000

12/01/17

98.930

1.39

Aaa

AAA

FANNIE MAE POOL 385537

4.745

11/01/12

97.890

1.76

Aaa

AAA

FANNIE MAE POOL 386320

4.550

10/01/33

90.510

0.27

Aaa

AAA

FANNIE MAE POOL 386341

3.810

08/01/13

94.050

0.34

Aaa

AAA

FANNIE MAE POOL 386441

4.220

08/01/13

95.800

0.28

Aaa

AAA

FANNIE MAE POOL 387219

4.125

01/01/10

97.490

0.56

Aaa

AAA

FANNIE MAE POOL 555203

7.000

12/01/32

103.170

0.29

Aaa

AAA

FANNIE MAE POOL 725546

4.500

06/01/19

96.940

0.51

Aaa

AAA

FANNIE MAE POOL 745444

5.500

04/01/16

100.630

0.39

Aaa

AAA

FANNIE MAE POOL 745456

5.500

03/01/16

100.270

0.45

Aaa

AAA

FANNIE MAE POOL 745659

5.000

04/01/16

99.710

0.34

Aaa

AAA

FANNIE MAE POOL 763019

5.000

08/01/13

99.380

0.15

Aaa

AAA

FANNIE MAE POOL 768008

5.000

06/01/13

99.380

0.28

Aaa

AAA

FANNIE MAE POOL 768009

5.000

06/01/13

99.380

0.16

Aaa

AAA

FANNIEMAE GRANTOR TRUST

7.000

11/25/43

103.420

0.26

Aaa

AAA

FLORIDA POWER CORP

4.500

06/01/10

98.160

0.14

A2

BBB+

FNMA TBA 15YR

5.500

04/01/18

100.220

1.08

Aaa

AAA

FNMA TBA 15YR

6.000

04/01/18

101.630

2.11

Aaa

AAA

FNMA TBA 30YR

5.000

04/01/34

96.590

7.72

Aaa

AAA

FNMA TBA 30YR

5.500

05/01/34

98.910

13.82

Aaa

AAA

FNMA TBA 30YR

6.000

05/01/35

100.690

8.52

Aaa

AAA

FNMA TBA 30YR

6.500

05/01/33

101.970

3.37

Aaa

AAA

FPL ENERGY VIRGINIA FDG

7.520

06/30/19

106.970

0.17

Baa3

BBB-

FREDDIE MAC

4.750

03/05/12

99.560

2.18

Aaa

AAA

FREDDIE MAC

4.500

11/15/28

98.110

0.29

Aaa

AAA

FREDDIE MAC

4.000

08/15/17

96.980

0.48

Aaa

AAA

FREDDIE MAC

3.000

11/15/13

97.740

0.34

Aaa

AAA

FREDDIE MAC

4.500

09/15/29

97.740

0.17

Aaa

AAA

FREDDIE MAC

4.500

02/15/33

97.370

0.78

Aaa

AAA

FREDDIE MAC

4.500

08/15/33

97.300

0.57

Aaa

AAA

FREDDIE MAC

5.000

09/15/33

98.950

0.52

Aaa

AAA

FREDDIE MAC

5.000

02/15/36

82.880

0.28

Aaa

AAA

FREDDIE MAC

5.000

06/15/34

98.730

0.92

Aaa

AAA

FREDDIE MAC

4.500

03/15/35

97.010

0.48

Aaa

AAA

FREDDIE MAC GOLD POOL A45788

6.500

05/01/35

102.650

0.21

Aaa

AAA

FREDDIE MAC GOLD POOL B14039

4.000

05/01/14

96.900

0.56

Aaa

AAA

FREDDIE MAC GOLD POOL B18639

4.000

01/01/15

96.670

0.67

Aaa

AAA

FREDDIE MAC GOLD POOL B19614

5.000

07/01/15

99.500

0.14

Aaa

AAA

FREDDIE MAC GOLD POOL E01647

4.000

05/01/19

94.500

0.31

Aaa

AAA

FREDDIE MAC GOLD POOL G11672

5.000

03/01/15

99.530

0.47

Aaa

AAA

FREDDIE MAC GOLD POOL G11745

5.000

07/01/15

99.500

0.63

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FREDDIE MAC GOLD POOL G11786

5.000

10/01/14

99.530

0.64

Aaa

AAA

FREDDIE MAC GOLD POOL G11970

5.000

04/01/16

99.070

0.43

Aaa

AAA

FREDDIE MAC REFERENCE REMIC

4.375

04/15/15

98.100

0.73

Aaa

AAA

GMAC COMMERCIAL MORTGAGE SECUR

3.337

05/10/36

95.540

0.79

Aaa

AAA

GOVERNMENT NATIONAL MORTGAGE A

5.000

03/20/35

88.000

0.39

Aaa

AAA

GREENWICH CAPITAL COMMERCIAL F

5.117

11/10/10

100.030

0.70

Aaa

AAA

GULFSTREAM NATURAL GAS

5.560

11/01/15

99.720

0.20

Baa2

BBB

HERTZ VEHICLE FINANCING LLC

5.080

11/25/11

99.870

0.26

Aaa

AAA

INDIANAPOLIS PWR & LIGHT

6.300

07/01/13

104.270

0.08

Baa1

BBB-

INDIANAPOLIS PWR & LIGHT

6.050

10/01/36

99.030

0.16

Baa1

BBB-

JACKSON NATL LIFE GLOBAL

5.125

02/10/11

99.790

0.14

A1

AA

KERN RIVER FUNDING CORP

4.893

04/30/18

96.720

0.20

A3

A-

KEYSTONE OWNER TRUST

7.530

05/25/25

99.590

0.06

Aa2

NA

KIOWA POWER PARTNERS LLC

4.811

12/30/13

97.280

0.42

Baa3

BBB-

LB-UBS COMMERCIAL MORTGAGE TRU

4.885

09/15/30

99.470

0.24

NA

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

5.103

11/15/30

100.020

1.04

NA

AAA

MASTR ALTERNATIVE LOANS TRUST

4.500

07/25/14

98.420

0.23

NA

AAA

MASTR ASSET SECURITIZATION TRU

4.750

01/25/14

99.250

0.18

NA

AAA

MERRILL LYNCH MORTGAGE TRUST

5.601

08/12/43

100.970

0.45

Aaa

AAA

MERRILL LYNCH/COUNTRYWIDE COMM

4.711

07/12/46

98.920

0.32

Aaa

NA

MID-STATE TRUST

4.864

07/15/38

94.750

0.25

Aaa

AAA

MORGAN STANLEY CAPITAL I

3.270

05/15/40

96.570

0.31

Aaa

NA

NEW YORK LIFE GLOBAL FDG

3.875

01/15/09

97.850

0.38

Aaa

AA+

News America Inc Unfunded

0.160

03/20/12

99.870

0.00

Baa2

BBB

NORTHERN NAT GAS

5.375

10/31/12

100.740

0.57

A2

A

PACIFIC LIFE GLOBAL FNDG

3.750

01/15/09

97.950

0.20

Aa3

AA

PEMEX FINANCE LTD

9.690

08/15/09

105.430

0.18

Baa1

A-

PF EXPT REC MASTER TRUST

3.748

06/01/13

94.230

0.36

Aaa

AAA

PROTECTIVE LIFE SECD TR

4.000

10/07/09

97.300

0.31

Aa3

AA

PUBLIC SERV CO OF COLO

4.375

10/01/08

98.800

0.56

A3

A-

PUBLIC SERVICE EL & GAS

5.000

01/01/13

98.230

0.40

A3

A-

SOUTHERN STAR CENT GAS

6.000

06/01/16

101.000

0.21

Baa3

BBB-

Sprint Capital Corp Unfunded

0.390

03/20/12

99.230

0.00

Baa3

BBB

TELECOM ITALIA CAPITAL

5.250

11/15/13

96.950

0.45

Baa2

BBB+

TELEFONOS DE MEXICO S.A.

4.500

11/19/08

98.760

0.17

A3

BBB+

TEXAS GAS TRANSMISSION

4.600

06/01/15

93.820

0.34

Baa1

BBB+

TIME WARNER INC

6.500

11/15/36

99.710

0.23

Baa2

BBB+

Time Warner Inc Unfunded

0.200

03/20/12

99.710

0.00

Baa2

BBB+

UNION PACIFIC CORP

5.404

07/02/25

100.030

0.54

Aa3

A

US TREASURY N/B

5.250

02/15/29

104.390

4.07

Aaa

AAA

US TREASURY N/B

4.750

02/15/37

98.430

0.59

Aaa

AAA

US TREASURY N/B

4.875

08/15/16

101.580

1.67

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

US TREASURY N/B

4.625

11/15/16

99.700

1.96

Aaa

AAA

US TREASURY N/B

4.625

02/15/17

99.790

1.38

Aaa

AAA

Verizon Global Funding Corp Unfunded

0.190

03/20/12

100.140

0.00

A3

A

WACHOVIA BANK COMMERCIAL MORTG

2.986

06/15/35

94.850

0.41

Aaa

AAA

WACHOVIA BANK COMMERCIAL MORTG

4.241

10/15/35

97.790

0.75

Aaa

AAA

Walt Disney Co/The Unfunded

0.080

03/20/12

99.790

0.00

A3

A-

WELLS FARGO MORTGAGE BACKED SE

5.500

03/25/36

100.070

0.80

Aaa

NA

WESTAR ENERGY INC

6.000

07/01/14

102.880

0.13

Baa2

BBB-

WINDSOR FINANCING LLC

5.881

07/15/17

100.300

0.33

Baa3

BBB-

TOTAL SECURITIES

94.83

CASH/CASH EQUIVALENTS

CASH

5.082

1.000

-24.60

Aaa

AAA

AMERICAN EXPRESS CREDIT ACCOUN

5.320

01/18/11

99.880

0.45

Aaa

AAA

AMERICAN EXPRESS CREDIT ACCOUN

5.320

03/15/11

99.850

0.20

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.430

01/15/10

100.010

0.28

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.440

06/15/10

100.070

0.67

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.430

12/15/10

100.130

0.52

Aaa

AAA

CAPITAL ONE AUTO FINANCE TRUST

5.330

05/17/10

100.070

0.32

Aaa

AAA

CAPITAL ONE MULTI-ASSET EXECUT

5.395

04/15/10

100.010

0.94

Aaa

AAA

CARMAX AUTO OWNER TRUST

5.290

06/15/09

100.000

0.41

Aaa

AAA

CHASE CREDIT CARD MASTER TRUST

5.360

09/15/09

100.000

1.14

Aaa

AAA

CHASE ISSUANCE TRUST

5.330

12/15/10

100.030

0.29

Aaa

AAA

CNH EQUIPMENT TRUST

5.393

10/05/07

100.000

0.20

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

2.079

05/15/38

97.950

0.31

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

7.000

02/25/33

99.930

0.05

Aaa

AAA

DISCOVER CARD MASTER TRUST I

5.527

12/15/09

100.040

0.52

Aaa

AAA

DISCOVER CARD MASTER TRUST I

5.430

11/17/09

100.010

0.34

Aaa

AAA

DISCOVER CARD MASTER TRUST I

5.450

08/15/10

100.130

1.06

Aaa

AAA

FANNIE DISCOUNT NOTE

0.000

05/23/07

99.270

3.40

Aaa

AAA

FANNIE DISCOUNT NOTE

0.000

06/27/07

98.770

3.41

Aaa

AAA

FANNIE MAE

5.250

10/30/07

100.000

1.93

Aaa

AAA

FANNIE MAE

5.000

11/25/12

99.610

0.09

Aaa

AAA

FANNIE MAE

3.500

10/25/21

99.030

0.15

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.450

0.10

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.430

0.09

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  March 31, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FANNIEMAE WHOLE LOAN

5.500

11/25/33

99.450

0.18

Aaa

AAA

FEDERAL HOME LOAN BANK

5.500

12/27/07

100.220

0.53

Aaa

AAA

FEDERAL HOME LOAN BANK

5.500

01/28/08

100.280

0.93

Aaa

AAA

FHLMC-GNMA

6.500

12/25/08

99.800

0.02

Aaa

AAA

FORD CREDIT AUTO OWNER TRUST

5.420

07/15/09

100.050

0.62

Aaa

AAA

FREDDIE MAC

5.500

01/18/08

100.270

0.28

Aaa

AAA

FREDDIE MAC

4.500

03/15/16

99.160

0.06

Aaa

AAA

FREDDIE MAC

4.500

05/15/26

99.660

0.04

Aaa

AAA

FREDDIE MAC

3.500

01/15/23

99.170

0.19

Aaa

AAA

FREDDIE MAC

3.500

11/15/22

98.430

0.21

Aaa

AAA

FREDDIE MAC

4.500

02/15/20

99.620

0.12

Aaa

AAA

FREDDIE MAC

5.000

01/15/21

99.670

0.15

Aaa

AAA

FREDDIE MAC

5.000

06/15/15

99.530

0.26

Aaa

AAA

FREDDIE MAC

5.500

12/15/20

99.820

0.13

Aaa

AAA

GS AUTO LOAN TRUST

5.470

02/15/09

100.060

0.97

Aaa

AAA

HOUSEHOLD AUTOMOTIVE TRUST

5.326

02/17/08

99.990

0.26

Aaa

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

3.899

12/15/26

99.030

0.83

Aaa

AAA

MASTR ASSET SECURITIZATION TRU

4.000

12/25/33

99.540

0.03

Aaa

AAA

MERRILL LYNCH MORTGAGE TRUST

4.929

07/12/34

99.660

0.24

Aaa

AAA

NOMURA ASSET ACCEPTANCE CORPOR

5.450

08/25/35

100.010

0.04

Aaa

AAA

PRICOA GLOBAL FUNDING 1

5.408

03/03/09

100.040

0.14

Aaa

AAA

SLM STUDENT LOAN TRUST

5.330

04/25/12

100.030

1.26

Aaa

AAA

SOUTHERN CAL EDISON

5.460

02/02/09

100.170

0.32

A2

BBB+

TARGET CREDIT CARD MASTER TRUS

5.471

06/27/11

100.010

0.43

Aaa

AAA

TREASURY BILL

0.000

04/26/07

99.670

3.38

Aaa

AAA

USAA AUTO OWNER TRUST

5.030

11/17/07

99.950

0.07

Aaa

AAA

USAA AUTO OWNER TRUST

5.470

04/15/09

100.060

1.01

Aaa

AAA

USAA AUTO OWNER TRUST

5.340

12/13/07

100.000

0.13

Aaa

AAA

VOLKSWAGEN AUTO LEASE TRUST

5.524

08/20/07

100.010

0.06

Aaa

AAA

TOTAL CASH/CASH EQUIVALENTS

5.17

TOTAL FUND ASSETS

$91,573,779.83

100.00

   FRONTEGRA IRONBRIDGE

SMALL CAP FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING MARCH 31, 2007

This report is not authorized unless accompanied or preceded by a prospectus.

9—11

Portfolio Holdings

8

Portfolio Diversification

2—7

Portfolio Review & Outlook

1

Performance Review

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance prior to June 2, 2005 reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2000 Index is an unmanaged index that is designed to measure the small cap segment of the U.S. equity universe.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.
You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  March 31, 2007

The Frontegra IronBridge Small Cap Fund’s
return of 4.91%, net of fees, outperformed
the 1.95% return of its benchmark, the
Russell 2000 Index for the quarter ending
March 31, 2007.

For the 12-month period ending March 31,
the Fund outperformed the Russell 2000
Index, returning 9.00%, net of fees, versus
the index’s return of 5.91%.

18.36%

12.00%

5.91%

1.95%

Russell 2000 Index

19.81%

12.67%

9.00%

4.91%

Frontegra IronBridge Small Cap Fund
(Net of Fees)

21.12%

13.90%

10.19%

5.20%

Frontegra IronBridge Small Cap Fund
(Gross of Fees)

Since

Inception

(8/30/02)

Three

Year

One

Year

Quarter

Ending
3/31/07

Average Annual Total Return

Portfolio Review & Outlook

Stocks posted a modest gain for the first quarter
of 2007.   The Russell 2000® Index increased
1.95%.  The Frontegra IronBridge Small Cap
Fund performed well, beating the benchmark.
Although volatility remained high, and February
brought on quite a scare with an 8.3% correction
in the market, the product performed well in
both the rising and falling markets.

Investors digested several mini tremors this
quarter including the Chinese government’s
announcement to reign in speculation, the
weakening dollar’s potential to break the Yen
carry trade and, of course, the sub-prime
mortgage meltdown.  A few clients have asked
us if we thought the sub-prime mortgage lending
meltdown could be the warning tremor before a
much bigger quake.  We doubt it, but we do not
know for sure.  What we do know is that the
capital markets are doing their job by taking
players who are not good stewards of capital out
of the system.

Several mortgage lenders were not good
stewards of capital and visibly violated basic laws
of finance.  Lending, like all financial activities,
conforms to certain laws.  A loan should only be
made when the lender, through due diligence,
can demonstrate a high probability that future
net cash receipts will be sufficient enough to pay
back principal and interest.  Some mortgage
lenders tried to circumvent this basic tenet of
finance by abandoning proper due diligence into
the borrowers’ abilities to repay and instead
substituted computer-driven FICO scores.

These lenders reduced costs and increased
profitability associated with loan originations.  By
selling pools of newly originated mortgages into
the structured finance marketplace, these
mortgage lenders freed up capital to originate
more loans.  This circle of events created a
business model in which profitability was driven
by structured finance managers’ appetite for new
pools of mortgages and the availability of more
(read less qualified) borrowers.  Indeed, the
appetite for new mortgage pools soared in recent
years.  In a form of modern day alchemy,
financial innovators have profited through the
transmutation of risky sub-prime mortgage pools
(lead) into highly-rated debt

instruments (gold).  This transmutation is
accomplished through an elixir of
diversification, segmentation, and prioritization
based on historical statistical trends in default
and foreclosure data.  The transmutation
proves illusionary when investors realize that
current default risk patterns are not consistent
with past trends because the lending practices
that underlie the statistics have fundamentally
changed.

Lesson: The fundamental laws of finance will
always prevail, and the sub-prime meltdown is
just the market’s way of reminding investors
to respect the laws of finance.  Risk exists.
You can not repackage it, sweep it under the
rug, or make it disappear.  Our disciplined
CFROI®[1] valuation framework is a constant
reminder to us to respect the laws of finance.
It certainly paid off this quarter!

First Quarter Attribution:

The Frontegra Small Cap Fund outperformed
the Russell 2000® Index by approximately
300 basis points, which is at the higher end of
what we would expect from any given quarter.
Several factors at play contributed to what we
consider an excellent quarterly result.  Stock
selection contributed nearly 90 percent of the
excess return, while sector allocation
contributed to the balance of the
outperformance.

Stock selection was particularly strong among
the Health Care, Industrials, Energy,
Information Technology, and Financials
sectors.  Stock selection was also boosted by
the fact that two companies in the portfolio
were bid for: MapInfo (+54%) & Aeroflex
(+12%).  Stock selection was weak among our
Materials holdings.  The Materials group was
up 11% on the back of a wave of takeovers
and takeover speculation among steel stocks
and a surge in commodity-based companies.
While we own some commodity-based
companies, the majority of our Materials
holdings are heavily weighted towards
chemical names, which simply coul
d not keep up.

CFROI is a registered trademark in the United States and other countries
(excluding the United Kingdom) of Credit Suisse or its affiliates.

Portfolio Review & Outlook (cont.)

The sector allocation’s contribution to relative
performance was derived mostly from being
underweight to our maximum risk limit in
Financials.  Financials were negatively impacted
this quarter by sub-prime lenders’ woes, a
noticeable deterioration in credit quality, and
narrowing net interest margins not reflected in
earlier valuations.

Beneath the attribution analysis, there is
something else at play that we have been
monitoring for quite some time.  This quarter,
the out-of-index small companies (between $200
million and $2.5 billion) outperformed the Russell
2000 by approximately 400 basis points.  Given
that our portfolios have 30% of their holdings
outside of the Russell 2000, the product gained
approximately 120 basis points from this
tailwind.  This trend begins to reverse out last
year’s 180 basis point headwind, which was a
result of out-of-index stocks underperforming
the Russell 2000 by 600 basis points.  We are
certain that this phenomenon partially
contributed to the mass underperformance of
small cap active managers in 2006.  We knew
that certain fundamental laws of finance meant
this phenomenon was not sustainable, but we
did not know when we would be rewarded for our
patience and discipline. We are grateful, as are
our clients I am sure, that we were rewarded
sooner rather than later.

Ubiquitous Capital Markets:

While on spring break, I read a fascinating book.
Ubiquity by Mark Buchanan, takes the reader
into the world of complexity theory.  The book
highlights several interesting concepts related to
the unpredictable nature of earthquakes, forest
fires, animal extinction, outbreaks of war and
other really fun stuff.  At least it is fun for those
of us who operate in a world where we are
constantly trying to gain excess return for our
clients while being mindful of constant,
unpredictable risks that are lurking around every
corner.  Some of the concepts in the book helped
me to think more deeply about many of the
anomalies we have been observing in the capital
markets as of late.

In addition, those same concepts helped me
further realize just how valuable IronBridge
Capital Management’s unique dual

diversification approach to risk control is to our
clients.

The question the book seeks to answer is, “Why
don’t ecosystems, organisms and economies
reveal the same simplicity as Newton’s laws and
the other laws of physics?”  The answer is that
laws of physics live in a state of equilibrium,
while dynamic systems are constantly in a state
of flux.  The author describes this state of flux as
the “critical state” or disequilibrium, which is
characterized by frequent disruption varying
from barely visible to large upheavals (including
tsunamis, large earthquakes, depressions, wars,
stock market crashes), which are, thankfully,
very rare when measured over the average
human being’s lifetime.

The study of complexity theory is done through
the sand pile game where scientists drop grains
of sand over and over to create a sand pile until
one grain triggers an avalanche.  Scientists
observe that there are no laws of physics that
predict how high the pile can grow.  No laws can
predict which grain will cause the avalanche.  No
laws can predict whether the avalanche will be
big, average, small or virtually unnoticeable.
Predicting outcomes of the sand pile game is
impossible.

So what is the point of the game? Scientists
have learned a few concepts about ecosystems
and economies that are relevant to
understanding capital markets.  Many of the
concepts in the sand pile game used to study
complexity theory bear a remarkable
resemblance to IronBridge’s innovation of
looking at valuation as the expected return of
several potential outcomes while leveraging our
research of fade distributions.

Lessons of the Sand Pile Game:

History can never be washed away.  It affects
the future of dynamic systems.  There is no such
thing as a typical pattern (history never repeats,
thereby making the future unpredictable).  Each
grain of sand dropped represents a historical
event.  As the grains collect, they organize into a

10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
War on Inflation
Tax Cuts
PC Revolution
Fall of Communism
China Property Rights
Internet Revolution
"Goldilocks"
Economy
CFROI
Bear Market:
CFROI falls
Discount Rate increases
Discount
Rate
1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Portfolio Review & Outlook (cont.)

unique critical state riddled with “fingers of
instability” of all possible lengths and sizes.
Tension grows.  Eventually, one of these
fingers of instability slips and gives way.
Depending on the size and length of the
complex network of fingers of instability,
anything can happen as the physical laws of
gravity interact with the critical state of the
pile.  This forms a new base from which the
sand pile grows larger before the next
“adjustment.”

Can lessons of the Sand Pile Game help us
gain insight into why the spread between
the CFROI and the Discount Rate has defied
history?

1)

History can never be washed away, and it
affects the future of dynamic systems:

There are millions of tiny grains of sand in
the pile and millions of tiny historical events
that have brought us to our current state in
which CFROIs for the United States are at
historic highs while the discount rate
remains extremely low.  Below is a list of
some of the big grains of sand that have
dropped over the last several years.

1980: Ronald Reagan’s tax cuts, military
build up, and Paul Volker’s war on inflation

starts in motion a secular decline in the cost

of capital and accelerates the fall of
communism.

1986: Big Bang kicks off deregulation of
global capital markets and sets into motion
lower trading costs, freer-flowing capital,
and a convergence of global cost of capital.

1990: The fall of Communism creates an
economic void among communist countries.
Japan’s stock market crashes, setting it on a
path of deflation.  The PC revolution begins
with WinTel (Microsoft/Intel) setting the
stage for decades of increases in
productivity leading to higher levels of
CFROI.

1995: The Internet Revolution ignites a
wave of speculation, but it also transforms
business productivity and sets the stage for
the emergence of the “Platform Company,”
a company whose essential functions are
connected anywhere in the world where it
can be most efficiently produced. China
moves towards capitalism, filling the
economic void from the fall of communism.

1998: Chinese property rights take hold.

Source: Credit Suisse HOLT

Portfolio Review & Outlook (cont.)

1999:  Zero Interest Rate Policy (ZIRP) is
adopted by the Bank of Japan to break the
deflationary spiral.  This action sets the stage for
the yen carry trade, where yen are borrowed
virtually for free and converted into stocks, bonds,
commodities, alternatives, and REITs.  The water
begins to flow, eventually becoming a flood of
liquidity around the world by 2006.

Vanguard overtakes Fidelity in assets under
management as indexation gains significant
market share over active management.  Mass
adoption and use of QQQs and OEXs sets the
stage for a mega cap bubble as capital inflows
ignore net cash receipts in favor of size.  This
phenomenon creates a size/momentum strategy,
sending share prices of mega-cap stocks into the
stratosphere.  The insanity of the resultant market
valuations was captured in HOLT’s discount rates
which highlighted a 1% discount rate to justify the
valuation for Cisco.

2000: The Nasdaq/mega-cap markets crash when
the size/momentum-based strategy associated
with the popularity of indexation runs out of gas.
Share prices of mega caps fall until active buyers
step in to purchase. How did they know when to
buy?  That’s easy.  Buyers step in when the price
is equivalent to present value of future net cash
receipts.  Eventually prices will always fall in line
with the present value of future net cash receipts.

2001: The United States is attacked by Al Qaeda
on 9/11.  The Fed pumps massive amounts of
liquidity into the system to avoid a recession.

2002: U.S. and coalition troops go to war in Iraq.
The greatest bear market since the Great
Depression sets in as CFROIs fall from 8% to
6.5%, and the discount rate rises from 4% to
5.5%.  The sell-off generates growing interest in
risk management tools and diversification, which
spurs wider systematic adoption of derivatives,
credit default swaps, hedging techniques, hedge
funds and commodities futures to better manage
risk.  The view of looking at markets as baskets of
risk to be managed using models based on
historical price correlations gains in popularity.
Global liquidity from the yen carry trade, plus Fed
cuts, plus allocations

from stocks to alternative asset classes for
diversification purposes, sets the stage for the
housing, REIT, private equity and commodity
bubbles.

2003: President Bush’s tax cuts ignite a new bull
market. Global growth takes hold as growth in
economic freedom, lower taxes, and emerging
markets follow China’s lead with their adoption of
capitalism.

2004: The “Goldilocks economy” emerges.
Global growth, combined with low inflation, drives
rapid increases in profitability as U.S. and China’s
jobs-for-profits trade kicks into high gear.

2005: The Goldilocks economy continues.
Housing and commodity prices blow off to the
upside.  ETFs and other structured products
proliferate as investors can not get enough of
these cheap baskets of risk to help manage the
efficiency of their portfolios.  Hedge funds, private
equity funds, commodity funds, REIT funds and
small cap funds have buckets of cash fall in their
laps due to their favorable position in the output
of mean variance optimization models.
Derivatives and alternative investments continue
to gain popularity among investors seeking higher
risk-adjusted returns.  Systematic leverage
increases due to overconfidence in risk
management tools.  The Fed tries to drain
liquidity by raising rates, but they are
unsuccessful due to changes in the structure of
global capital flows.  China, Japan, and increased
leverage pump more liquidity into global markets
than the Fed can drain out.

2006: Barclays Global Investment becomes the
largest asset manager on the back of explosive
growth in ETFs and quantitative strategies.
Democrats take control of the U.S. Congress.  Bill
Sharpe, a risk optimization pioneer, rethinks risk
management tools.  He recognizes several flaws
of the mean variance approach including “long-tail
risk,” economic shocks, liquidity and taxes.  We
totally agree and would add human risk, which
occurs when a false sense of security leads to
reckless behavior, such as that recently witnessed
among the sub-prime mortgage lending
community.

Portfolio Review & Outlook (cont.)

2007: The housing bubble finally bursts.  Several
sub-prime lenders go bankrupt.  China enacts
rules to curb speculation.  The dollar’s weakness
threatens to break the yen carry trade.  Record-
breaking private equity deals.  Zell sells his REIT.
BlackRock goes public.

Which brings us to the end of the first quarter
2007…

2) The Critical State of the Market:

CFROIs exceed the cost of capital by a margin,
not witnessed in many years, driven by the forces
of Globalization, Technology, and Financial
Innovation.  Widespread adoption of free trade,
combined with the productivity benefits of
technology, has ignited the greatest expansion of
global growth and wealth in history.  Technology
and financial innovation allow capital to roam the
world in search of the highest returns.  New tools
for risk controls have allowed risk premiums to
fall, resulting in a lower cost of capital. However,
a lower cost of capital results in lower expected
returns on financial assets, which presents a
challenge for those who have large unfunded
future liabilities requiring higher returns.  The
need for higher returns has ignited demand for
alternative investments such as private equity,
real estate investment trusts, commodities
and hedge funds.

Another consequence of globalization is the
growing popularity of the yen carry trade. Japan’s
ZIRP policy has meant that capital is essentially
free to borrow from Japan.  Given the Japanese
government manages the value of the yen within
a certain range, currency risk is minimal, and
savvy global investors borrow in yen and invest in
all other asset classes. These investors utilize the
latest and greatest structured products offered by
Wall Street, which provide “liquidity to illiquid
asset classes” and utilize mean variance
optimization to seek the highest risk-adjusted
returns.  This is now a very crowded trade.
Perhaps that is why, when the market cracked in
February, the benefits of diversification failed to
appear.  Gold, commodities, large-cap stocks,
small-cap stocks, and bonds all fell, which is not
predicted by mean variance optimization tools.  It
almost looked like all asset classes, particularly
those asset classes that have a lot of structured
product tied to them, have become correlated to
the yen, and there was a breakdown in their
historical correlations.

The current critical state of global markets is
more complicated than it has ever has been.  The
sheer magnitude of global capital sloshing around
the world, combined with all the different players
that have popped up in hedge funds and
investment banks, and all the different financial
instruments designed to slice and dice risk in so
many different ways to meet different buyers’
needs, has indeed grown to form a complex
network of fingers of instability.

3) Fingers of Instability

There are too many fingers of instability to list
and their relationships are too complex to truly
understand.  Sure, there are a few obvious ones
to watch like the sub-prime meltdown and
whether it spreads into the general economy, or
how the newly elected Congress might respond to
the huge wealth inequality generated from the
global boom, or the effects of the jobs-for-profits
trade with China and whether Congress may be
tempted to deal with the issue through
protectionism.  There is the possibility that the
Chinese government might clamp down harder on
speculators, sending ripples through the global
economy, or that Japan’s currency suddenly
strengthens dramatically, breaking the yen carry
trade.  However, these are just the obvious ones.
The fact that they are so obvious might make
them less likely to cause a major “quake.”

4) The Nature of the Sand Pile

The nature of the sand pile is that eventually one
of the fingers of instability gives way, but, most of
the time, adjustments are small rather than a
large.  Small adjustments are necessary and allow
the pile to grow higher without a major
avalanche.  The sub-prime sector is an obvious
“adjustment,” which we hope will be a minor, but
necessary, force allowing the markets to grow
higher.  As investors, every so often, we should
expect adjustments like the 8.3% adjustment we
experienced in February.  Another observation in
the sand pile game addresses the issue of
frequency and magnitude of adjustments called
the Power Law.  The Power Law that emerged
from the sand pile game also emerged in the
study of earthquakes, forest fires and stock
market crashes.  It says that for every doubling of
the size of the adjustment the odds are four times
less likely.  Phew!

Portfolio Review & Outlook (cont.)

5) Relevance of the Sand Pile Game to the
IronBridge Investment Approach

In the sand pile game, the interaction between
physics laws (gravity) and dynamic systems (sand
piles) is similar to the world in which we operate.
We rely heavily on financial laws to make our
investment decisions.  The most important
financial law is that the value of a business is the
present value of expected net cash receipts.
Through our Life Cycle lens, we understand the
dynamic nature of markets, and we constantly try
to understand how the world around us is
changing and how that change might impact our
stocks and the portfolio.  Though we seek to
understand, we also know prediction is a
dangerous game.  We have built tools to help us
get an edge over our competition that, at least,
tell us when the odds are in our favor.
Nevertheless, the investment world is a risky
place, and we respect that fact.  Our unique risk
control tools of diversification across Life Cycle
and industry also pay respect to the fact that the
future is unpredictable.  This approach helps us
survive when unpredictable events happen, such
as oil going from $25/barrel to $80/barrel.

We are certain that financial laws must be obeyed
over the long term, even if in the near term
structural changes force prices to temporarily
violate these laws.  For example, in the year
2000, no one could predict how far the Nasdaq or
mega-cap bull market would go nor when
valuations would begin to obey financial laws.  We
remember being laughed at and told that we “just
don’t get it” when the Nasdaq was at 3000, then
4000, and then 5000!  As of April 11, 2007, it
stands at 2447.  But as certain as we know the
sun will rise again tomorrow, we know that the
value of the company will always reflect the
present value of future net cash receipts.  Those
who ignore these laws are destined to go the way
of the sub-prime lenders.

Outlook:

Stock market volatility will likely continue with
rapidly changing sector and Life Cycle leadership,
continued M&A activity, continued demand for
illiquid assets (driven by optimization models) and
the need for pension funds to earn higher returns
than those perceived available in large-cap stock
and bond markets.

Investors will continue to try to sort out whether
the economy is headed for a soft or hard landing.
They will monitor the housing, sub-prime
mortgage markets, and derivative markets for
any hint of systematic risk or contagion in the
overall economy.  Investors will try to understand
the agenda of the newly elected Democratic
Congress and sort out what this might mean for
investor taxes, affects on certain industries, and
even protectionism as a solution to the China peg.
Investors will try to get a handle on the liquidity-
driven market, constantly guessing as to its
sustainability.  This ongoing deliberation will
cause adjustments that our disciplined framework
will take advantage of by allowing us to invest in
companies that are doing the right thing to create
shareholder value and that are selling at a
discount to the present value of the expected ne
t cash receipts.

Our disciplined Life Cycle and industry
diversification should help us add value through
stock selection as we navigate an unpredictable
future.

Thank you for your continued support.

Kind regards,

Christopher C. Faber

IronBridge Capital Management, L.P.

25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	Health Care	Industrials	Materials	Technology	Telecome	Utilities	Cash
■ Frontegra IronBridge	14.93	1.20	5.86	17.77	11.63	18.15	5.50	17.66	0.00	3.15	4.15
□ Russell 2000	17.27	2.86	4.81	22.87	11.66	13.43	6.19	16.62	0.86	3.44	0.00

40
30
20
10
0

	Rockets	Golden Goodies	Falling Angels	Corks	Turn Arounds	Financials	Cash
■ Frontegra IronBridge	12.93	15.1[illegible]	7.20	32.1[illegible]	10.72	17.77	4.15
□ Russell 2000	14.39	10.01	10.06	29.33	13.96	22.20	0.00

FRONTEGRA FUNDS

Sector & Life Cycle Comparisons: March 31, 2007

Sector Comparison:  Frontegra IronBridge Small Cap Fund vs Russell 2000 Index

Life Cycle Comparison:  Frontegra IronBridge Small Cap Fund vs Russell 2000 Index

Frontegra IronBridge Small Cap Fund

Portfolio Holdings:  March 31, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

CONSUMER DISCRETIONARY

CPKI

CALIFORNIA PIZZA KITCHEN INC

32.89

0.99

ELY

CALLAWAY GOLF CO

15.76

0.95

GTRC

GUITAR CENTER INC

45.12

0.50

LF

LEAPFROG ENTERPRISES INC

10.70

1.22

MEG

MEDIA GENERAL INC

38.16

0.79

MW

MENS WEARHOUSE INC COM

47.05

1.66

OO

OAKLEY INC

20.14

1.26

OXM

OXFORD INDUSTRIES INC

49.44

1.00

PEET

PEETS COFFEE & TEA INC

27.62

0.85

SORC

SOURCE INTERLINK COS INK

6.71

0.54

SSI

STAGE STORES INC

23.31

0.94

STRA

STRAYER EDUCATION INC

125.00

1.02

SUP

SUPERIOR INDUSTRIES INTL

20.83

0.32

TSCO

TRACTOR SUPPLY CO

51.50

1.21

WWW

WOLVERINE WORLD WIDE INC

28.57

1.68

CONSUMER STAPLES

CPO

CORN PRODUCTS INTL INC

35.59

0.66

WDFC

WD-40 CO

31.71

0.54

ENERGY

COG

CABOT OIL & GAS CORP

67.32

1.54

FTI

FMC TECHNOLOGIES INC

69.76

0.77

OII

OCEANEERING INTL INC

42.12

0.87

OIS

OIL STATES INTL INC

32.09

0.88

OMM

OMI CORP

26.86

0.96

UNT

UNIT CORP

50.59

0.84

FINANCIALS

NLY

ANNALY CAPITAL MANAGEMENT INC

15.48

1.10

AGII

ARGONAUT GROUP INC

32.36

0.70

CATY

CATHAY GENERAL BANCORP

33.98

1.15

CBU

COMMUNITY BK SYS INC COM

20.92

0.71

OFC

CORPORATE OFFICE PROPERTIES TRUST-SBI

45.68

1.35

AGE

EDWARDS AG INC COM

69.18

1.23

FFG

FBL FINANCIAL GROUP INC

39.13

0.69

FR

FIRST INDL REALTY TRUST INC

45.30

0.48

FMBI

FIRST MIDWEST BANCORP INC

36.75

1.36

FTBK

FRONTIER FINANCIAL CORP

24.95

0.03

JEF

JEFFERIES GROUP INC NEW

28.95

1.10

LFB

LONGVIEW FIBRE CO

24.63

0.28

MBWM

MERCANTILE BANK CORP

32.48

0.13

MAA

MID-AMERICA APARTMENT COMM

56.26

1.39

MLAN

MIDLAND CO

42.42

0.76

PCBC

PACIFIC CAPITAL BANCORP

32.12

1.09

PFB

PFF BANCORP INC

30.33

0.69

SIGI

SELECTIVE INS GROUP INC

25.46

1.10

STC

STEWART INFORMATION SYSTEMS

41.79

0.87

UBSI

UNITED BANKSHARES INC-W VA

35.03

1.11

Frontegra IronBridge Small Cap Fund

Portfolio Holdings:  March 31, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

FINANCIALS (CONT.)

WABC

WESTAMERICA BANCORPORATION

48.17

0.46

HEALTH CARE

ABMD

ABIOMED INC COM

13.66

0.46

MDRX

ALLSCRIPTS HEALTHCARE SOLTNS

26.81

0.68

ALOG

ANALOGIC CORP

62.88

0.80

CPHD

CEPHEID INC

11.88

0.72

CERN

CERNER CORP

54.45

1.67

EXEL

EXELIXIS INC COM

9.94

0.42

FOXH

FOXHOLLOW TECHNOLOGIES

20.89

0.44

ISRG

INTUITIVE SURGICAL INC NEW

121.57

0.99

OMI

OWENS & MINOR INC

36.73

1.36

RESP

RESPIRONICS INC

41.99

0.91

SONO

SONOSITE INC

28.26

0.72

TECH

TECHNE CORP COM

57.10

0.54

THOR

THORATEC CORP COM NEW

20.90

0.64

VARI

VARIAN INC

58.26

1.29

INDUSTRIALS

ALEX

ALEXANDER & BALDWIN INC

50.44

0.94

AMSC

AMERICAN SUPERCONDUCTOR COM

13.47

0.48

APOG

APOGEE ENTERPRISES INC

20.04

0.46

ASTE

ASTEC INDUSTRIES INC

40.25

1.11

CRAI

CRA INTERNATIONAL

52.18

0.96

GMT

GATX CORP

47.80

0.78

IEX

IDEX CORP

50.88

1.44

KDN

KAYDON CORP

42.56

1.23

LECO

LINCOLN ELECTRIC HOLDINGS

59.56

1.34

MINI

MOBILE MINI INC

26.78

0.96

MOG.A

MOOG INC -CL A

41.65

1.17

ORB

ORBITAL SCIENCES CORP

18.74

0.73

PWR

QUANTA SERVICES INC

25.22

1.57

RAVN

RAVEN INDUSTRIES

28.05

0.69

TNB

THOMAS & BETTS CORP

48.82

0.89

TGI

TRIUMPH GROUP INC

55.34

0.92

UIC

UNITED INDUSTRIAL CORP

55.20

0.53

UFPI

UNIVERSAL FST PRODS COM

49.55

1.08

WGOV

WOODWARD GOVERNOR CO

41.17

0.89

INFORMATION TECHNOLOGY

ARXX

AEROFLEX INC

13.15

1.48

AQNT

AQUANTIVE INC

27.91

1.07

COHU

COHU INC

18.80

0.62

CY

CYPRESS SEMICONDUCTOR CORP

18.55

1.09

EFD

EFUNDS CORP

26.66

0.78

FLIR

FLIR SYSTEMS INC

35.67

0.98

IVAC

INTEVAC INC

26.37

0.66

KEM

KEMET CORP COM

7.65

0.66

MANH

MANHATTAN ASSOCIATES INC

27.43

0.67

Frontegra IronBridge Small Cap Fund

Portfolio Holdings:  March 31, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

INFORMATION TECHNOLOGY (CONT.)

MAPS

MAPINFO CORP

20.13

0.74

MRCY

MERCURY COMPUTER SYSTEMS INC

13.87

0.36

NGPS

NOVATEL INC

37.06

0.62

PMTC

PARAMETRIC TECHNOLOGY CORP

19.00

1.24

PLCM

POLYCOM INC

33.33

0.88

RSTI

ROFIN-SINAR TECHNOLOGIES INC

59.18

0.94

TKLC

TEKELEC

14.91

0.65

TRMB

TRIMBLE NAVIGATION LTD COM

26.84

1.31

VSEA

VARIAN SEMICONDUCTOR EQUIP

53.38

1.45

VECO

VEECO INSTRUMENTS INC

19.50

0.75

VSAT

VIASAT INC

32.97

0.63

MATERIALS

CMC

COMMERCIAL METALS CO

31.35

0.57

FMC

FMC CORP

75.43

1.56

LZ

LUBRIZOL CORP COM

51.53

1.47

MEOH

METHANEX CORP COM

22.33

0.77

RTI

RTI INTERNATIONAL METALS INC

91.01

0.60

SMMX

SYMYX TECHNOLOGIES COM

17.72

0.64

UTILITIES

ATG

AGL RESOURCES INC

42.72

0.93

AVA

AVISTA CORP

24.23

1.21

BKH

BLACK HILLS CORP

36.77

1.00

CASH

4.15

TOTAL FUND ASSETS

100.00

405,837,813.26

$

   FRONTEGRA IRONBRIDGE

SMID FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING MARCH 31, 2007

11-12

Portfolio Holdings

10

Portfolio Diversification

2—9

Portfolio Review & Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the
Frontegra Funds, and it may be obtained by calling 888-825-2100 and/or at
www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2500 Index is an unmanaged index that is designed to measure the small cap segment of the
U.S. equity universe.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  March 31, 2007

The Frontegra IronBridge SMID Fund’s
return of 6.67%, net of fees, outperformed
the 3.55% return of its benchmark, the
Russell 2500 Index for the quarter ending
March 31, 2007.

For the 12-month period ending March 31,
the Fund underperformed the Russell 2500
Index, returning 6.69%, net of fees, versus
the index’s return of 8.23%.

12.38%

8.23%

3.55%

Russell 2500 Index

11.10%

6.69%

6.67%

Frontegra IronBridge SMID Fund

(Net of Fees)

12.16%

7.70%

6.92%

Frontegra IronBridge SMID Fund

(Gross of Fees)

Since

Inception

(12/31/04)

One

Year

Quarter

Ending
3/31/07

Average Annual

Total Return

Portfolio Review & Outlook

Russell reports that over $3.8 trillion are
indexed or benchmarked to Russell index
products.  Roughly $1 trillion of that amount is
directly indexed or benchmarked specifically to
the Russell 2000 Index which only has
available float of $1.3 trillion.  In contrast,
$320 billion is indexed or benchmarked to the
Russell Mid-Cap Index, yet the available float
is $6.3 trillion.  As a result, the ratio of assets
being benchmarked or indexed relative to the
available float for small caps and mid caps is
77% and 5% respectively.  The inference is
that there is the potential for artificial price
inflation in small caps relative to mid caps.

Small caps included in the Russell 2000
outperformed those excluded from the index
by roughly 600 basis points in 2006.  In our
view, this suggests that the surge in Russell
2000 small caps was partially due to
indiscriminate buying induced by the
proliferation of structured products.  In the
first quarter of 2007, that trend quickly
reversed with out-of-index small caps
outperforming in-index small caps by roughly
400 basis points as increased attention was
given to economic fundamentals.  Our relative
performance benefited, given that roughly
40% of our holdings are outside of the Russell
2500.  The IronBridge SMID mandate has
built-in flexibility which enables us to deal with
the unique structured product risk by
maximizing our bottom-up valuation insights
within the broad investable universe of the
$400 million to $10 billion market
capitalization range.

A recent Wall Street Journal article, “Midcap
Stocks May Be Market’s Next Sweet Spot,”
suggests that mid caps offer the potential for
outsized growth if the economy remains
strong with less risk than smaller, less
established firms.  The relatively brief history
of the asset class, beginning in the 1990s
when the internet bubble widened the range
between the top and bottom market caps, is
also highlighted in the article. In addition,
market commentators note that strong mid-
cap performance may be due to attractive
private equity targets.  Our analysis, rooted in
the present value of net cash receipts,
suggests that mid caps offer the greatest
risk/reward investment potential.

We are pleased to report that the Frontegra
IronBridge SMID Fund achieved a return of
6.67% for the first quarter of 2007 and
outperformed the Russell 2500TM Index
return of 3.55%.  Mid caps sizably outpaced
other asset classes with the S&P MidCap
400 delivering a robust 5.80%.  Small caps
were not far behind with a respectable
1.95% return by the Russell 2000® Index.
In contrast, the returns of the major large
cap indices were muted.  The DJIA posted a
negative 0.9% return and the S&P 500 eked
out a minimal +0.2% gain.  While the
broader market returns were unimpressive
during the quarter, the volatility was quite
the opposite.  Several catalysts for the
choppy market conditions included the sub-
prime mortgage implosion, M&A activity,
and further housing weakness.  In
response, higher quality companies were in
demand, which helped our performance.

A goal of IronBridge Capital Management’s
research team is to write The Wall Street
Journal in advance and, thereby, think
ahead of the crowd.  Our disciplined
investment process focuses on economic
reality and, at times, can differ sharply from
Wall Street perceptions.  Such an
independent view can be right, but early, as
was the case for our capitalization tilt
towards bigger companies in 2006.

In our third quarter 2006 commentary, we
hypothesized as to why small caps were
outperforming larger companies despite the
more attractive risk/reward profiles we
perceived in mid caps:

The growth of structured product in equities
can help explain why mid caps have
substantially underperformed both small
and large caps more recently.

Portfolio Review & Outlook (cont.)

Performance Attribution

The degree of outperformance during the
quarter was unusual due to a confluence of
positives.  First, strong stock selection across
the majority of sectors was the primary driver
of performance.  Our valuation analysis was
quickly confirmed when acquisition offers were
made for Infrasource Services (+40.2%) and
Compass Bancshares (+16.4%) during the
quarter.  Second, the higher-market
capitalization tilt and non-index ownership, as
previously noted, was a significant tailwind.
Finally, sector allocation contributed
marginally to performance.

Capital Management (+11.4%).  Importantly,
in the Financials sector, we avoided disasters
due to excessive sub-prime mortgage exposure
headlined by the sudden and violent
bankruptcy of New Century.  Industrials were
led by holdings such as Infrasource Services
(+40.2%) and Goodrich (+13.5%), which have
wealth-creating economic returns and solid
organic growth. Information Technology
benefited from an upgraded outlook from Citrix
Systems (+18.3%), which rebounded after
being one of the top losers in the fourth
quarter.  Men’s Wearhouse (+21.8%) continues
to be a Consumer Discretionary winner with
steady operating margin expansion.  All four of
our Energy holdings outperformed, led by
Teekay Shipping (+24.1%).

21.72%

0.12%

Materials

AGRIUM INC

18.87%

0.16%

Energy

HELIX ENERGY SOLUTIONS

18.42%

0.17%

Health Care

AFFYMETRIX INC

24.13%

0.22%

Energy

TEEKAY SHIPPING CORP

18.25%

0.23%

Information Technology

CITRIX SYSTEMS INC

40.24%

0.31%

Industrials

INFRASOURCE SERVICES

20.21%

0.33%

Health Care

CERNER CORP

24.45%

0.35%

Health Care

VARIAN INC

27.05%

0.48%

Health Care

INTUITIVE SURGICAL INC NEW

21.83%

0.51%

Consumer Discretionary

MENS WEARHOUSE INC COM

RETURN

CONTRIBUTION

SECTOR

TOP TEN CONTRIBUTORS

The contributions shown in the preceding table
are based on a representative portfolio.  Stock
selection was positive in six out of the nine
sectors including Health Care, Financials,
Industrials, Information Technology,
Consumer Discretionary and Energy.  Stock
selection was particularly strong in Health
Care led by Intuitive Surgical (+27.1%), which
manufactures minimally invasive robotic
surgery devices and delivered 54% organic
sales growth in the fourth quarter of 2006.  A
key benefit of the SMID strategy is
maintaining ownership of attractive graduates
from our small cap product, such as Intuitive
Surgical. Stock selection in Financials was
favorably impacted by long-term holdings
such as Compass Bancshares (+16.4%) as
well as new additions such as Annaly

The only meaningful detracting sector for
stock selection was Materials.  Methanex (-
18.0%) and Symyx Technologies (-17.9%)
both reported results below analysts’
expectations due to short-term issues that
have not significantly changed our long-term
expectations. In addition, steel companies
surged due to merger and acquisition
activity/speculation, which hurt relative
performance as our wealth creation and
valuation prerequisites limited our exposure to
the group.  Of the top detractors in the
quarter, only Amdocs (-11.5%) incurred a
thesis violation, which resulted in the
immediate sale of the position.

Portfolio Review & Outlook (cont.)

The table below is based on a
representative portfolio.

it is fun for those of us who operate in a
world where we are constantly trying to

-4.48%

-0.02%

Health Care

FOXHOLLOW TECHNOLOGIES

-5.64%

-0.07%

Financials

CULLEN FROST BANKERS

-6.31%

-0.07%

Financials

AMERICAN FINANCIAL GROUP

-4.12%

-0.09%

Financials

CIT GROUP INC

-5.23%

-0.09%

Industrials

TELEDYNE TECHNOLOGIES

-3.84%

-0.10%

Financials

THE ST JOE COMPANY

-7.12%

-0.10%

Health Care

BARR PHARMACEUTICALS

-11.53%

-0.14%

Information Technology

AMDOCS LTD

-17.96%

-0.15%

Materials

METHANEX CORP

-17.93%

-0.23%

Materials

SYMYX TECHNOLOGIES

RETURN

CONTRIBUTION

SECTOR

TOP TEN DETRACTORS

Several holdings reached our expected
values during the quarter and were sold
including Prologis, Phillips-Van Heusen,
Idex , and inVentiv Health.  The proceeds
from these sells were reallocated into
seven new buys with very attractive
risk/reward profiles including Thoratec
(+16.0%), Supervalu (+8.5%) and Corn
Products (+8.4%).

From a sector allocation standpoint, the
portfolio’s overweight in the Materials and
Health Care sectors and underweight in
Financials were slight tailwinds for
performance during the first quarter.

Ubiquitous Capital Markets:

While on spring break, I read a fascinating
book.  Ubiquity by Mark Buchanan, takes
the reader into the world of complexity
theory.  The book highlights several
interesting concepts related to the
unpredictable nature of earthquakes,
forest fires, animal extinction, outbreaks
of war and other really fun stuff.  At least

gain excess return for our clients while

being mindful of constant, unpredictable
risks that are lurking around every corner.
Some of the concepts in the book helped
me to think more deeply about many of the
anomalies we have been observing in the
capital markets as of late.  In addition,
those same concepts helped me further
realize just how valuable IronBridge Capital
Management’s unique dual diversification
approach to risk control is to our clients.

The question the book seeks to answer is,
“Why don’t ecosystems, organisms and
economies reveal the same simplicity as
Newton’s laws and the other laws of
physics?”  The answer is that laws of
physics live in a state of equilibrium, while
dynamic systems are constantly in a state
of flux.  The author describes this state of
flux as the “critical state” or disequilibrium,
which is characterized by frequent
disruption varying from barely visible to
large upheavals (including tsunamis, large
earthquakes, depressions, wars, stock
market crashes), which are, thankfully,
very rare when measured over the average
human being’s lifetime.

10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
1965
1966
1967
1968
1969
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
War on Inflation
Tax Cuts
PC Revolution
Fall of Communism
China Property Rights
Internet Revolution
"Goldilocks"
Economy
CFROI
Bear Market:
CFROI falls
Discount Rate increases
Discount
Rate

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

The study of complexity theory is done
through the sand pile game where
scientists drop grains of sand over and over
to create a sand pile until one grain triggers
an avalanche.  Scientists observe that there
are no laws of physics that predict how
high the pile can grow.  No laws can predict
which grain will cause the avalanche.  No
laws can predict whether the avalanche will
be big, average, small or virtually
unnoticeable.  Predicting outcomes of the
sand pile game is impossible.

So what is the point of the game? Scientists
have learned a few concepts about
ecosystems and economies that are
relevant to understanding capital markets.
Many of the concepts in the sand pile game
used to study complexity theory bear a
remarkable resemblance to IronBridge’s
innovation of looking at valuation as the
expected return of several potential
outcomes while leveraging our research of
fade distributions.

Lessons of the Sand Pile Game:

History can never be washed away.  It
affects the future of dynamic systems.
There is no such thing as a typical pattern
(history never repeats, thereby making the

future unpredictable).  Each grain of sand
dropped represents a historical event.  As

the grains collect, they organize into a
unique critical state riddled with “fingers
of instability” of all possible lengths and
sizes.  Tension grows.  Eventually, one of
these fingers of instability slips and gives
way.   Depending on the size and length of
the complex network of fingers of
instability, anything can happen as the
physical laws of gravity interact with the
critical state of the pile.  This forms a new
base from which the sand pile grows
larger before the next “adjustment.”

Can lessons of the Sand Pile Game help us
gain insight into why the spread between
the CFROI and the Discount Rate has
defied history?

1)  History can never be washed away,
and it affects the future of dynamic
systems:

There are millions of tiny grains of sand in
the pile and millions of tiny historical
events that have brought us to our current
state in which CFROIs for the United
States are at historic highs while the
discount rate remains extremely low.
Below is a list of some of the big grains of

Source: Credit Suisse HOLT

Portfolio Review & Outlook (cont.)

sand that have dropped over the last several
years.

1980: Ronald Reagan’s tax cuts, military build
up, and Paul Volker’s war on inflation starts in
motion a secular decline in the cost of capital
and accelerates the fall of communism.

1986: Big Bang kicks off deregulation of
global capital markets and sets into motion
lower trading costs, freer-flowing capital, and
a convergence of global cost of capital.

1990: The fall of Communism creates an
economic void among communist countries.
Japan’s stock market crashes, setting it on a
path of deflation.  The PC revolution begins
with WinTel (Microsoft/Intel) setting the stage
for decades of increases in productivity leading
to higher levels of CFROI.

1995: The Internet Revolution ignites a wave
of speculation, but it also transforms business
productivity and sets the stage for the
emergence of the “Platform Company,” a
company whose essential functions are
connected anywhere in the world where it can
be most efficiently produced.  China moves
towards capitalism, filling the economic void
from the fall of communism.

1998: Chinese property rights take hold.

1999:  Zero Interest Rate Policy (ZIRP) is
adopted by the Bank of Japan to break the
deflationary spiral.  This action sets the stage
for the yen carry trade, where yen are
borrowed virtually for free and converted into
stocks, bonds, commodities, alternatives, and
REITs.  The water begins to flow, eventually
becoming a flood of liquidity around the world
by 2006.

Vanguard overtakes Fidelity in assets under
management as indexation gains significant
market share over active management.  Mass
adoption and use of QQQs and OEXs sets the
stage for a mega cap bubble as capital inflows
ignore net

cash receipts in favor of size.  This
phenomenon creates a size/momentum
strategy, sending share prices of mega-cap
stocks into the stratosphere.  The insanity of
the resultant market valuations was captured
in HOLT’s discount rates which highlighted a
1% discount rate to justify the valuation for
Cisco.

2000: The Nasdaq/mega-cap markets crash
when the size/momentum-based strategy
associated with the popularity of indexation
runs out of gas.  Share prices of mega caps
fall until active buyers step in to purchase.
How did they know when to buy?  That’s easy.
Buyers step in when the price is equivalent to
present value of future net cash receipts.
Eventually prices will always fall in line with
the present value of future net cash receipts.

2001: The United States is attacked by Al
Qaeda on 9/11.  The Fed pumps massive
amounts of liquidity into the system to avoid a
recession.

2002: U.S. and coalition troops go to war in
Iraq.  The greatest bear market since the
Great Depression sets in as CFROIs fall from
8% to 6.5%, and the discount rate rises from
4% to 5.5%.  The sell-off generates growing
interest in risk management tools and
diversification, which spurs wider systematic
adoption of derivatives, credit default swaps,
hedging techniques, hedge funds and
commodities futures to better manage risk.
The view of looking at markets as baskets of
risk to be managed using models based on
historical price correlations gains in popularity.
Global liquidity from the yen carry trade, plus
Fed cuts, plus allocations from stocks to
alternative asset classes for diversification
purposes, sets the stage for the housing,
REIT, private equity and commodity bubbles.

2003: President Bush’s tax cuts ignite a new
bull market. Global growth takes hold as
growth in economic freedom, lower taxes, and
emerging markets follow China’s lead with
their adoption of capitalism.

2004: The “Goldilocks economy” emerges.
Global growth, combined with

Portfolio Review & Outlook (cont.)

low inflation, drives rapid increases in
profitability as U.S. and China’s jobs-for-
profits trade kicks into high gear.

2005: The Goldilocks economy continues.
Housing and commodity prices blow off to
the upside.  ETFs and other structured
products proliferate as investors can not
get enough of these cheap baskets of risk
to help manage the efficiency of their
portfolios.  Hedge funds, private equity
funds, commodity funds, REIT funds and
small cap funds have buckets of cash fall
in their laps due to their favorable position
in the output of mean variance
optimization models.  Derivatives and
alternative investments continue to gain
popularity among investors seeking higher
risk-adjusted returns.  Systematic
leverage increases due to overconfidence
in risk management tools.  The Fed tries
to drain liquidity by raising rates, but they
are unsuccessful due to changes in the
structure of global capital flows.  China,
Japan, and increased leverage pump more
liquidity into global markets than th
e Fed can drain out.

2006: Barclays Global Investment
becomes the largest asset manager on the
back of explosive growth in ETFs and
quantitative strategies.  Democrats take
control of the U.S. Congress.  Bill Sharpe,
a risk optimization pioneer, rethinks risk
management tools.  He recognizes several
flaws of the mean variance approach
including “long-tail risk,” economic shocks,
liquidity and taxes.  We totally agree and
would add human risk, which occurs when
a false sense of security leads to reckless
behavior, such as that recently witnessed
among the sub-prime mortgage lendin
g community.

2007: The housing bubble finally bursts.
Several sub-prime lenders go bankrupt.
China enacts rules to curb speculation.
The dollar’s weakness threatens to break
the yen carry trade.  Record-breaking
private equity deals.  Zell sells his REIT.
BlackRock goes public.

Which brings us to the end of the first
quarter 2007…

2)

The Critical State of the Market:

CFROIs exceed the cost of capital by a
margin, not witnessed in many years, driven
by the forces of Globalization, Technology,
and Financial Innovation.  Widespread
adoption of free trade, combined with the
productivity benefits of technology, has
ignited the greatest expansion of global
growth and wealth in history.  Technology
and financial innovation allow capital to
roam the world in search of the highest
returns.  New tools for risk controls have
allowed risk premiums to fall, resulting in a
lower cost of capital. However, a lower cost
of capital results in lower expected returns
on financial assets, which presents a
challenge for those who have large
unfunded future liabilities requiring higher
returns.  The need for higher returns has
ignited demand for alternative investments
such as private equity, real estate
investment trusts, commoditi
es and hedge funds.

Another consequence of globalization is the
growing popularity of the yen carry trade.
Japan’s ZIRP policy has meant that capital is
essentially free to borrow from Japan.
Given the Japanese government manages
the value of the yen within a certain range,
currency risk is minimal, and savvy global
investors borrow in yen and invest in all
other asset classes. These investors utilize
the latest and greatest structured products
offered by Wall Street, which provide
“liquidity to illiquid asset classes” and utilize
mean variance optimization to seek the
highest risk-adjusted returns.  This is now a
very crowded trade.  Perhaps that is why,
when  the market cracked  in February, the
benefits of diversification failed to appear.
Gold, commodities, large-cap stocks, small-
cap stocks, and bonds all fell, which is not
predicted by mean variance optimization
tools. It almost looked like all asset classes,
particularly those asset

Portfolio Review & Outlook (cont.)

classes that have a lot of structured
product tied to them, have become
correlated to the yen, and there was a
breakdown in their historical correlations.

The current critical state of global markets
is more complicated than it has ever has
been.  The sheer magnitude of global
capital sloshing around the world,
combined with all the different players
that have popped up in hedge funds and
investment banks, and all the different
financial instruments designed to slice and
dice risk in so many different ways to
meet different buyers’ needs, has indeed
grown to form a complex network of
fingers of instability.

3)

Fingers of Instability

There are too many fingers of instability to
list and their relationships are too complex
to truly understand.  Sure, there are a few
obvious ones to watch like the sub-prime
meltdown and whether it spreads into the
general economy, or how the newly
elected Congress might respond to the
huge wealth inequality generated from the
global boom, or the effects of the jobs-for-
profits trade with China and whether
Congress may be tempted to deal with the
issue through protectionism.  There is the
possibility that the Chinese government
might clamp down harder on speculators,
sending ripples through the global
economy, or that Japan’s currency
suddenly strengthens dramatically,
breaking the yen carry trade.  However,
these are just the obvious ones.  The fact
that they are so obvious might make them
less likely to cause a major “quake.”

4)

The Nature of the Sand Pile

The nature of the sand pile is that
eventually one of the fingers of instability
gives way, but, most of the time,

adjustments are small rather than a large.
Small adjustments are necessary and allow
the pile to grow higher without a major
avalanche.  The sub-prime sector is an
obvious “adjustment,” which we hope will be
a minor, but necessary, force allowing the
markets to grow higher.  As investors, every
so often, we should expect adjustments like
the 8.3% adjustment we experienced in
February.  Another observation in the sand
pile game addresses the issue of frequency
and magnitude of adjustments called the
Power Law.  The Power Law that emerged
from the sand pile game also emerged in
the study of earthquakes, forest fires and
stock market crashes.  It says that for every
doubling of the size of the adjustment the
odds are four times less likely.  Phew!

5)

Relevance of the Sand Pile Game to the
IronBridge Investment Approach

In the sand pile game, the interaction
between physics laws (gravity) and dynamic
systems (sand piles) is similar to the world
in which we operate.  We rely heavily on
financial laws to make our investment
decisions.  The most important financial law
is that the value of a business is the present
value of expected net cash receipts.
Through our Life Cycle lens, we understand
the dynamic nature of markets, and we
constantly try to understand how the world
around us is changing and how that change
might impact our stocks and the portfolio.
Though we seek to understand, we also
know prediction is a dangerous game.  We
have built tools to help us get an edge over
our competition that, at least, tell us when
the odds are in our favor.  Nevertheless, the
investment world is a risky place, and we
respect that fact.  Our unique risk control
tools of diversification across Life Cycle and
industry also pay respect to the fact that the
future is unpredictable.  This approach helps
us survive when unpredictable events
happen, such as oil going from $2
5/barrel to $80/barrel.

Portfolio Review & Outlook (cont.)

We are certain that financial laws must be
obeyed over the long term, even if in the
near term structural changes force prices
to temporarily violate these laws.  For
example, in the year 2000, no one could
predict how far the Nasdaq or mega-cap
bull market would go nor when valuations
would begin to obey financial laws.  We
remember being laughed at and told that
we “just don’t get it” when the Nasdaq
was at 3000, then 4000, and then 5000!
As of April 11, 2007, it stands at 2447.
But as certain as we know the sun will rise
again tomorrow, we know that the value
of the company will always reflect the
present value of future net cash receipts.
Those who ignore these laws are destined
to go the way of the sub-prime lenders.

Outlook:

Stock market volatility will likely continue
with rapidly changing sector and Life Cycle
leadership, continued M&A activity,
continued demand for illiquid assets
(driven by optimization models) and the
need for pension funds to earn higher
returns than those perceived available in
large-cap stock and bond markets.

Investors will continue to try to sort out
whether the economy is headed for a soft
or hard landing.  They will monitor the
housing, sub-prime mortgage markets,
and derivative markets for any hint of
systematic risk or contagion in the overall
economy.  Investors will try to understand
the agenda of the newly elected
Democratic Congress and sort out what
this might mean for investor taxes, affects
on certain industries, and even
protectionism as a solution to the China
peg.  Investors will try to get a handle on
the liquidity-driven market, constantly
guessing as to its sustainability.  This
ongoing deliberation will cause

adjustments that our disciplined framework
will take advantage of by allowing us to
invest in companies that are doing the right
thing to create shareholder value and that
are selling at a discount to the present value
of the expected net cash receipts.

Our disciplined Life Cycle and industry
diversification should help us add value
through stock selection as we navigate an
unpredictable future.

Thank you for your continued support.

Kind regards,

Christopher C. Faber

IronBridge Capital Management, L.P.

Jeffrey B. Madden

IronBridge Capital Management, L.P.

25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	Health Care	Industrials	Materials	Technology	Telecom	Utilities	Cash
■ Frontegra IronBridge	14.26	4.57	4.32	19.82	14.80	13.96	6.76	13.09	0.00	5.26	2.93
□ Russell 2500	15.82	3.29	5.01	22.37	10.86	13.57	6.30	15.46	1.76	5.42	0.00

40
30
20
10
0

	Rockets	Golden Goodies	Falling Angels	Corks	Turn Arounds	Financials	Cash
■ Frontegra IronBridge	13.47	17.36	8.81	29.40	8.39	19.82	2.93
□ Russell 2500	11.54	12.44	11.20	30.47	11.97	22.37	0.00

FRONTEGRA FUNDS

Sector & Life Cycle Comparisons: March 31, 2007

Sector Comparison:  Frontegra IronBridge SMID Fund vs Russell 2500 Index

Life Cycle Comparison:  Frontegra IronBridge SMID Fund vs Russell 2500 Index

Frontegra IronBridge SMID Fund

Portfolio Holdings:  March 31, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

CONSUMER DISCRETIONARY

ANF

ABERCROMBIE & FITCH

75.68

1.25

GPC

GENUINE PARTS CO

49.00

1.51

GTRC

GUITAR CENTER INC

45.12

0.96

HAR

HARMAN INTERNATIONAL INDUSTRIES INC-NEW

96.08

1.64

LF

LEAPFROG ENTERPRISES INC

10.70

0.45

MEG

MEDIA GENERAL INC

38.16

0.95

MW

MENS WEARHOUSE INC COM

47.05

1.93

OO

OAKLEY INC

20.14

1.31

RCL

ROYAL CARIBBEAN CRUISES LTD

42.16

1.46

TSCO

TRACTOR SUPPLY CO

51.50

1.41

WWW

WOLVERINE WORLD WIDE INC

28.57

1.40

CONSUMER STAPLES

CPO

CORN PRODUCTS INTL INC

35.59

1.38

HRL

HORMEL FOODS CORP

37.19

1.96

SVU

SUPERVALU INC

39.07

1.34

ENERGY

COG

CABOT OIL & GAS CORP

67.32

1.08

ESV

ENSCO INTERNATIONAL INC

54.40

1.55

HLX

HELIX ENERGY SOLUTIONS

37.29

0.92

TK

TEEKAY SHIPPING CORP MARSHALL ISLAND

54.11

0.76

FINANCIALS

AMG

AFFILIATED MANAGERS GROUP

108.35

1.22

AFG

AMERICAN FINANCIAL GROUP

34.04

0.95

NLY

ANNALY CAPITAL MANAGEMENT INC

15.48

1.36

CIT

CIT GROUP INC

52.92

1.84

CFR

CULLEN FROST BANKERS INC

52.33

1.13

FCE.A

FOREST CITY ENTERPRISE - CL A

66.18

1.17

JEF

JEFFERIES GROUP INC NEW

28.95

1.29

MI

MARSHALL AND ILSLEY CORP

46.31

0.48

NFS

NATIONWIDE

53.86

1.52

RYN

RAYONIER INC

43.00

2.06

SAF

SAFECO CORP

66.43

0.71

STC

STEWART INFORMATION SYSTEMS

41.79

1.06

SNV

SYNOVUS FINANCIAL CORP

32.34

1.30

JOE

THE ST JOE COMPANY

52.31

2.30

WL

WILMINGTON TRUST CORP

42.17

1.43

HEALTH CARE

AFFX

AFFYMETRIX INC

30.07

1.03

BRL

BARR PHARMACEUTICALS INC

46.35

1.26

CEPH

CEPHALON INC

71.21

0.71

CERN

CERNER CORP

54.45

1.47

FOXH

FOXHOLLOW TECHNOLOGIES

20.89

0.46

RX

IMS HEALTH INC

29.66

1.75

ISRG

INTUITIVE SURGICAL INC NEW

121.57

2.12

MEDI

MEDIMMUNE INC

36.39

0.96

Frontegra IronBridge SMID Fund

Portfolio Holdings:  March 31, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

HEALTH CARE (CONT.)

MLNM

MILLENNIUM PHARMACEUTICALS INC

11.36

0.47

PPDI

PHARMACEUTICAL PRODUCT DEVEL

33.69

1.31

THOR

THORATEC CORP COM NEW

20.90

1.07

VARI

VARIAN INC

58.26

1.10

VAR

VARIAN MEDICAL SYSTEMS INC

47.69

1.18

INDUSTRIALS

ALEX

ALEXANDER & BALDWIN INC

50.44

2.15

AME

AMETEK INC

34.54

1.39

CP

CANADIAN PACIFIC RAILWAY LTD

56.45

0.99

GR

GOODRICH CORP

51.48

1.93

IFS

INFRASOURCE SERVICES

30.53

1.03

ITT

ITT INDUSTRIES INC

60.32

1.41

JEC

JACOBS ENGINEERING GROUP INC

46.65

1.12

MINI

MOBILE MINI INC

26.78

0.77

PH

PARKER-HANNIFIN CORP

86.31

1.62

TDY

TELEDYNE TECHNOLOGIES INC

37.44

1.57

INFORMATION TECHNOLOGY

CDNS

CADENCE DESIGN SYSTEMS INC

21.06

2.22

CTXS

CITRIX SYSTEMS INC

32.03

1.12

EFD

EFUNDS CORP

26.66

1.19

HRS

HARRIS CORP-DEL

50.95

1.91

PMTC

PARAMETRIC TECHNOLOGY CORP

19.00

1.58

PLCM

POLYCOM INC

33.33

1.03

TLAB

TELLABS INC COM

9.90

1.24

TRMB

TRIMBLE NAVIGATION LTD COM

26.84

1.48

VSEA

VARIAN SEMICONDUCTOR EQUIP

53.38

1.31

MATERIALS

AGU

AGRIUM INC

38.33

0.65

ARG

AIRGAS INC

42.15

0.94

LZ

LUBRIZOL CORP COM

51.53

1.91

MEOH

METHANEX CORP COM

22.33

0.69

SIAL

SIGMA-ALDRICH CORP

41.52

1.56

SMMX

SYMYX TECHNOLOGIES COM

17.72

1.02

UTILITIES

AYE

ALLEGHENY ENERGY INC

49.14

1.39

WTR

AQUA AMERICA INC

22.45

1.45

STR

QUESTAR CORP

89.21

0.95

WEC

WISCONSIN ENERGY CORP

48.52

1.46

CASH

2.93

TOTAL FUND ASSETS

100.00

181,782,168.01

$

FRONTEGRA NETOLS

SMALL CAP VALUE FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING MARCH 31, 2007

4 - 6

Portfolio Holdings

3

Fund Characteristics & Industry Weights

2

Portfolio Review & Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2000 Value Index measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.  The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which measures the performance of the 3,000 largest U.S. companies based on market capitalization.
The Index does not reflect investment management fees and expenses associated with investing in equity securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Frontegra Netols Small Cap Value Fund

Performance Review:  March 31, 2007

The Frontegra Netols Small Cap Value
Fund’s return of 3.49%, net of fees, out-
performed the 1.46% return of its
benchmark, the Russell 2000 Value Index
for the quarter ending March 31, 2007.

Since its inception in December 2005, the
fund has returned 14.69%, net of fees,
versus 17.76%  for the benchmark.

17.76%

10.38%

1.46%

Russell 2000 Value Index

14.69%

8.17%

3.49%

Frontegra Netols Small Cap Value Fund

(Net of Fees)

15.95%

9.35%

3.77%

Frontegra Netols Small Cap Value Fund

(Gross of Fees)

Since

Inception

(12/16/05)

One

Year

Quarter

Ending
3/31/07

Average Annual Total Return

Portfolio Review & Outlook

Positive Contributions to Relative
Performance in Q1 2007:

Stock selection in materials, energy,
healthcare and information technology

Overweight in healthcare, industrials and
underweight in financials

Best performing stocks for the quarter –
Kronos Inc, Brush Engineered Materials Inc,
Global Industries Ltd, Sturm, Ruger & Co,
Varian Inc, Sunrise Senior Living Inc

Negative Contributions to Relative
Performance in Q1 2007:

Stock selection in financials and telecomm
services

Underweight in information technology

Worst performing stocks for the quarter –
Fremont General Corp, Modtech Holdings Inc,
Diversa Corp, Robbins & Myers Inc, First
Marblehead Corp, CACI International Inc

Current Market:  Q1 2007

The sub-prime lender meltdown was the
dominant market factor in the first
quarter.  This led to further uncertainty
regarding the softening of the U.S. housing
market, consumer credit quality, and the
overall impact on the domestic economy.
With all the negative activity and
headlines, Financials were the worst
performing sector in the quarter.
However, as the U.S. economy came under
question, the world economic environment
remained resilient.  This strength drove
positive performance of small capitalization
companies with high international sales
exposure.  Additionally, international
economic growth drove the Materials
sector to be the leading sector in terms of
market return.  The Energy sector was
also strong due to the world economic
environment,  combined with political
tension in Latin America and the P
ersian Gulf region.

The world economy continues to remain
strong even as the rate of domestic growth
slows.  Driving international growth are
commodity and energy exporting regions
that are currently flush with cash along
with continued economic development of
China.  However, we believe we may be
seeing the beginning of a credit tightening
cycle, reversing the trend of the past two
decades.  Therefore, we believe small cap
equities with strong balance sheets and
continued profit strength should continue
to provide positive returns.

40
35
30
25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	HealthCare	Industrials	Materials	Technology	Telecoms	Utilities	Cash
■ Frontegra Netols	23.2	4.3	6.9	8.3	16.8	26.2	5.3	4.8	1.7	0.0	2.7
□ Russell 2000 Value	15.6	3.8	4.2	33.3	4.8	11.2	6.5	13.7	1.4	5.4	0.0

FRONTEGRA FUNDS

Portfolio Characteristics and Industry Weights:

March 31, 2007

Industry Weights:  Frontegra Netols Small Cap Value Fund vs Russell 2000 Value Index

71

§Number of Stocks

1.50%

0.90%

§Yield

23.6

21.7

§Price/Earnings (forward)

2.4

2.4

§Price/Book Ratio

$0.67

$1.03

§Market Cap (median, in billions)

$1.26

$1.32

§Market Cap (weighted, in billions)

Russell 2000

Value Index

Frontegra Netols
Small Cap

Value Fund

Frontegra Netols Small Cap Value Fund

Portfolio Holdings:  March 31, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

COMMON STOCK

CONSUMER DISCRETIONARY

NDN

99 CENTS ONLY STORES

14.73

1.49

ARB

ARBITRON

46.95

1.83

CMRG

CASUAL MALE RETL GRP

11.83

1.51

CHB

CHAMPION ENTERPRISES

8.80

1.43

COCO

CORINTHIAN COLLEGES

13.75

1.47

CPWM

COST PLUS

10.00

1.45

CXR

COX RADIO

13.65

0.92

DV

DEVRY

29.35

1.58

FLE

FLEETWOOD ENTERPRISE

7.91

0.86

GTSI

GTSI

11.00

0.57

JAH

JARDEN

38.30

1.63

KEYS

KEYSTONE AUTOMOTIVE

33.70

1.59

NLS

NAUTILUS

15.43

1.36

CHUX

O'CHARLEY'S

19.29

1.35

RGR

STURM RUGER & CO

13.45

1.77

TEN

TENNECO

25.46

1.08

VC

VISTEON

8.54

1.27

CONSUMER STAPLES

CHTT

CHATTEM

58.94

1.80

COT

COTT

13.38

1.58

LNCE

LANCE

20.24

0.85

ENERGY

EAC

ENCORE ACQUISITION

24.19

1.28

FST

FOREST OIL

33.37

1.25

GLBL

GLOBAL INDUSTRIES

18.29

1.40

HC

HANOVER COMPRSR HLDG

22.25

1.49

WLL

WHITING PETROLEUM

39.41

1.46

FINANCIALS

CDR

CEDAR SHOPPING CTRS

16.20

0.85

FR

FIRST IND'L REALTY

45.30

1.35

FMD

FIRST MARBLEHEAD

44.89

1.16

SUI

SUN COMMUNITIES

31.02

1.46

THG

THE HANOVER INS GRP

46.12

1.25

WHI

W HLDG

5.00

0.92

WABC

WESTAMERICA BANCORP

48.17

1.25

HEALTH CARE

DVSA

DIVERSA

7.81

0.63

GTIV

GENTIVA HEALTH SVCS

20.17

1.77

HAE

HAEMONETICS

46.75

1.19

KVA

KV PHARMACEUTICL 'A'

24.73

1.55

MATR

MATRIA HEALTHCARE

26.36

1.90

Frontegra Netols Small Cap Value Fund

Portfolio Holdings:  March 31, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

HEALTH CARE (CONT.)

PRX

PAR PHARMACEUTICAL

25.12

1.90

PLMD

POLYMEDICA

42.33

1.85

PSSI

PSS WORLD MEDICAL

21.14

0.93

SRZ

SUNRISE SENIOR LIV

39.52

1.65

SRDX

SURMODICS

36.00

0.98

USPH

U.S. PHYSICAL THERPY

13.92

0.89

VARI

VARIAN

58.26

1.55

INDUSTRIALS

AYI

ACUITY BRANDS

54.44

1.59

ALEX

ALEXANDER & BALDWIN

50.44

1.56

ASEI

AMER SCIENCE & ENGNR

52.67

1.44

BEAV

BE AEROSPACE

31.70

1.72

CHP

C & D TECHNOLOGIES

5.03

1.13

DRS

DRS TECHNOLOGIES

52.17

1.34

DTPI

DIAMOND MGMT/TECHNLY

11.69

1.48

FSS

FEDERAL SIGNAL

15.52

1.46

GMT

GATX

47.80

1.36

BGC

GENERAL CABLE

53.43

2.58

GMR

GENERAL MARITIME

28.88

1.16

IEX

IDEX

50.88

1.15

LYTS

LSI INDUSTRIES

16.74

1.01

MTRX

MATRIX SERVICE

20.23

1.82

MODT

MODTECH HLDGS

3.14

0.30

RBN

ROBBINS & MYERS

37.29

1.92

SCHS

SCHOOL SPECIALTY

36.11

1.10

WAB

WABTEC

34.49

1.91

INFORMATION TECH

CAI

CACI INT'L

46.86

1.18

ENG

ENGLOBAL

5.55

0.07

KRON

KRONOS

53.50

0.96

MANT

MANTECH INT'L

33.41

1.38

VSEA

VARIAN SEMICONDUCTOR

53.38

1.15

MATERIALS

BW

BRUSH ENGINEER MTLS

48.47

1.95

CMC

COMMERCIAL METALS

31.35

1.54

SEH

SPARTECH

29.34

1.80

TELECOMMUNICATION

ALSK

ALASKA COMM SYS GRP

14.75

1.69

TOTAL COMMON STOCK

97.05

Frontegra Netols Small Cap Value Fund

Portfolio Holdings:  March 31, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

CASH AND EQUIVALENTS

Cash

2.95

TOTAL CASH & EQUIVALENTS

2.95

TOTAL PORTFOLIO

$15,337,232.61

100.00

Frontegra

New Star International Equity Fund

QUARTERLY REPORT

FOR THE PERIOD ENDING MARCH 31, 2007

Executive Summary

International equities (MSCI EAFE Index)
performed well in the first quarter, rising
3.4% in local currencies. Concerns over
the US sub-prime market reminded
investors in March that the outlook is not
without risks. An increase in Japanese
rates also shook confidence in the Yen
carry trade and led to increased
volatility.

So are stock markets about to deviate
from their seemingly inexorable rise?
Probably not in the short term: liquidity
conditions remain supportive despite rate
increases in Europe and Japan and
strong excess broad money limits the
downside for equities. The real fuel for
the fire at present, however, is the global
merger and acquisition boom coupled
with the massive firepower of private
equity managers.

It is estimated that M & A activity topped
$1 trillion in Q1. That is the busiest Q1
on record and not far below the record
set prior to the dotcom crash of 2000.
Whilst profits remain high, valuations
modest and bond yields low, this level of
activity is likely to be sustained.

An interesting development from our
perspective is the size of some of these
deals. Up until now the targets have
been small or mid-cap names. There is
talk of the first $100bn private equity
deal not being far away and we certainly
agree that the value tends to be in the
large cap names.

Emerging markets (MSCI Emerging
Market Total Return Index) lagged this
quarter, rising 2.3% in local currencies.
They started the year strongly but were
derailed by fear of Chinese measures to
curb their domestic equity market and
worries over US growth.

The ability of companies to continue to
deliver positive earnings surprises
through the rest of this year is critical.
Liquidity may remain plentiful but it
could find other homes if equity earnings
begin to falter. If developed market
earnings do start to slip, investors may
turn to the more dependable high return
on invested capital (ROIC) companies,
reversing their valuation compression of
recent years.

Our portfolios kept pace with the
markets this quarter. In Europe we
benefited from owning stocks which are,
or could be the subject of corporate
restructuring. Stock selection in
Singapore and Hong Kong was also a
positive.

The Frontegra New Star International
Equity Fund returned 5.14%, net of fees,
for the first quarter versus 4.18% for the
MSCI EAFE benchmark. The
outperformance came from stock
selection in Europe and Asia. In Europe it
was driven by names such as Daimler
Chrysler, Mittal and Bouygues; in Asia by
Real estate plays like Capital Land.

Mark Beale

New Star Institutional Managers

                    5

Portfolio Strategy

                 10

Review and Outlook of Liquidity Trends

                    8

Review and Outlook of Corporate Sectors

                 12

Appendices

                    7

Asset Allocation

                    3

Account Activity

                    2

Performance Attribution

                    1

Performance versus Benchmark

Executive Summary

Pages

Performance versus Benchmark

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the
Frontegra Funds, and it may be obtained by calling 888-825-2100 and/or at
www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The MSCI EAFE Index is an unmanaged, free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in equity securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

20.81%

17.44%

18.31%

One

Year

19.44%

20.42%

4.18%

MSCI EAFE

14.90%

15.87%

5.14%

Frontegra New Star

  (Net of Fees)

15.85%

16.83%

5.33%

Frontegra New Star

  (Gross of Fees)

Since
Inception

(1/8/04)

Three

Year

Quarter
Ending

3/31/07

Average Annual Total Return

At March 31, 2007

Performance Attribution

Japanese stock selection was held back
by Fujitsu where hardware sales
continued to disappoint.  Also Nissan had
negative sales revisions due to poor US
demand.

In Hong Kong we are overweight real
estate which was a strong relative
performer over other more cyclical
sectors. Capital Land in Singapore
gained similarly but also benefited from
a move to a  more ‘asset-lite’ model.

Country Selection                                 0.07%

Not significant.

Sector / Stock Selection               0.68%

Stock selection was a small positive this
quarter driven by Europe ex UK and the
Pacific Basin.  In Europe we benefited
from talk of restructuring at Daimler
Chrysler, a reason for buying the stock
last autumn.

Our retailer exposure benefited from
takeover speculation.  Carrefour, Metro
and Delhaize were all good relative
performers. Private equity interest is
causing investors to re-evaluate the  real
estate potential of many European retail
operations. Our materials names such as
Akzo Nobel and Arcelor were also driven
higher by restructuring and takeove
r talk.

-0.01

0.07

0.68

0.74

3 months

(%)

0.06

-0.15

-0.01

0.06

0.09

0.06

0.38

-0.10

0.40

-0.01

0.42

Emerging Markets

0.12

0.38

0.40

0.05

0.17

0.28

-2.16

-1.03

-0.50

       UK

1.50

Country Selection

       Europe ex UK

       Japan

       Pacific Basin

       Accruals / Cash

-0.74

-3.41

-2.65

One Year

(%)

       Pacific Basin

       UK

Net Management Impact

Currency Selection

Stock Selection

       Europe ex UK

       Japan

At March 31, 2007

Account Activity

0.74

Financials

Hang Lung Properties Ltd

Hong Kong

1.09

Financials

Mitsui Fudosan Co Ltd

Japan

1.04

Industrials

Fanuc Company

Japan

1.02

Industrials

Komatsu Ltd

Japan

IT

Telecoms

Financials

Consumer Discretionary

Materials

Industrials

Sector

Top 10 Purchases

0.76

Axa Asia Pacific Holdings Ltd

Australia

0.73

Taiwan Semiconductor

Taiwan

0.76

Turkcell

Turkey

1.09

East Japan Railway Co

Japan

0.92

Arcelor Mittal

Holland

0.84

Publicis Groupe

France

Security

%

Country

Commercial real estate prices are
showing signs of life in Japan after over
a decade of decline and stagnation.  We
have introduced the blue chip real estate
company Mitsui Fudosan which provides
leasing, construction sales and
maintenance of office and residential
buildings.  East Japan Railway is as
much a property play as transport
company benefiting from major
developments around its train st
ations.

Fanuc is the top Japanese manufacturer
of  numerically   controlled   equipment

for industrial robots and factory
automation. Recent concerns about their
order book appear temporary. We
believe doubts about the sustainability of
Komatsu’s current high return on
invested capital are similarly misplac
ed.

Taiwan Semiconductor is an attempt to
buy low in the volatile semi-conductor
cycle.

The consolidation of the global steel
industry has reduced the likelihood of a
return to boom/bust cycles for the likes
of Arcelor Mittal although the share price
has yet to reflect this potential industry
change.

The bull run in Asian property continues,
helped by leakage of liquidity from China
into neighbouring territories.  We have
added Hang Lung properties and Axa
Asia Pacific in the region.

Account Activity

-0.72

Consumer Discretionary

Sekisui House

Japan

-1.21

Industrials

Secom Company

Japan

-1.16

IT

SAP

Germany

-1.00

Financials

HSBC Holdings Plc

UK

Financials

Telecoms

Financials

Consumer Discretionary

Energy

Financials

Sector

Top 10 Sales

-0.76

Banco Bilbao Vizcaya Argentaria

Spain

-0.60

Mitsui Sumitomo Insurance Co

Japan

-0.74

NTT Docomo Inc

Japan

-1.36

Millea Holdings

Japan

-0.88

Royal Dutch Shell

UK

-0.86

Publishing and Broadcasting

Australia

Security

%

Country

Advertising agency Publicis has been
added in France ahead of what is
normally a strong period for the industry
with 2008 being an Olympic and US
Presidential election year.  We also like
the prospects for the recent Digitas
purchase in the on-line advertising
space.  Conversely, we have taken
profits in Publishing and Broadcasting of
Australia.

The Mobile phone operator Turkcell is a
new addition to the emerging markets
portion of the portfolio.  Their home
market continues to generate subscriber
growth and fears over a price war with
Vodafone look overdone.

On the sell side in Japan, weaker
housing sales led us to dispose
of Seksui House, while security systems
company Secom was sold after a
company meeting gave us concerns that
their new strategy was ill-defined.  In
financials we sold Millea Holdings an
d

Mitsui Sumitomo Insurance where low
growth and disappointing investment
returns have lowered our expectations.
Mobile telecom operator NTT Docomo
was also replaced as industry returns
and market share are both moving in the
wrong direction.

Elsewhere in financials we sold two
acquisitive banks, HSBC and BBVA.
These sales reflect concerns over US
credit quality.

Royal Dutch Shell is gone as problems
with their Sakhalin II project cast doubt
on how much benefit from high oil prices
will actually fall through to the bottom
line.

In Germany we exited SAP after a
slowdown in licence sales led to poorer
visibility on earnings.   We reduced the
holding size in Roche after
outperformance of their peer group.

Portfolio Strategy

non-interest income. We are still
overweight energy, through a mixture of
some large and mid cap names. ROIC’s
for these companies typically remain in
the upper teens. IT is another
overweight, but this is very stock specific
rather than a comment on the whole
sector. This overweight has increased
with the recent addition of Nokia.
Consumer discretionary remains an
overweight reflecting our enthusiasm on
media and luxury goods companies
where we anticipate some favourable
earnings revisions. Finally we maintain
our underweight in Utilities, which has
proved painful so far, but profitability
and valuations look stretched.

There have been a number of significant
changes to our Japanese portfolio since
the addition of Chris Burling to the team.
We have increased our exposure to
commercial real estate, through holdings
such as Mitsui Fudosan and East Japan
Railway. There is clear evidence from
recent land price surveys that
commercial property prices are on the
rise after a 15 year slump. We have
added some IT companies in Fujitsu and
Sony, benefiting from improved pricing
and some basic restructuring which
should drive ROIC’s higher. We may add
further in this space. Within the financial
area we have reduced our insurance
exposure to fund the real estate
purchases. We remain out of the
pharmaceutical names and under
weight in retail.

In Asia, as in Japan, we have been
building our real estate exposure. Over
recent years, whilst the US, the UK and
Europe have enjoyed an asset price
boom, Hong Kong and other parts of

Activity on the portfolio over the last few
quarters has focused on adding mainly
industrial/ cyclical names where we can
convince ourselves that current high
ROIC’s are sustainable. These additions
have worked well initially. Strategy
within the key regions of the UK, Europe
ex UK, Japan and Asia ex Japan does
vary, however, and deserves some
comment.

We remain underweight the UK as a
market. This is not driven by any
concerns about the UK economy -
though earnings are not as robust as
other markets. A negative however, is
the continued selling of equities by UK
pension funds allied to a struggle in
finding exciting stock stories. We like
energy companies across EAFE, but in
the UK, BP appears expensive and has
had a challenging period operationally.
We are overweight selective industrial
names like Smiths Group, Rolls Royce
and BAE Systems where ROIC is
sustainably high, but we do not have
much exposure to retail, unli
ke in Europe.

Financial exposure is focused on the
insurance sector where Legal and
General and Aviva continue to benefit
from strong sales, the need for increased
savings in general and releases of
capital.  Within the banks we favour
Barclays which has experienced good
upgrades driven by its Barclays capita
l arm.

In Europe we have moved underweight
financials.  Again, the emphasis is on the
insurers. We are avoiding the larger
European retail banks due to limited
upside in earnings from interest and

Portfolio Strategy

Asia lagged behind. This under
performance has occurred while the
Chinese economy has powered ahead
building a huge surplus of savings. The
authorities in China are struggling to
contain this capital pool. Our suspicion is
that some of this surplus will be allowed
to filter off shore, starting in Hong Kong.
We believe companies like Hang Lung,
Cheung Kong and Capital Land will be
direct beneficiaries of this trend.

Elsewhere we have been adding to
Australia, a market that is experiencing
a valuation re-rating due to structural
liquidity issues.  For many years
mandated pension fund savings system

has led, to cash being directed into
equities. This is now coinciding with
merger and acquisition activity which is
sending valuations for Australian equities
to premium ratings.

Size has counted in the bull market as
small and mid-cap stocks have enjoyed
a massive re-rating against the so-called
‘mega caps’ which now appear to offer
excellent relative value.  With private
equity firepower increasing the targets
are getting larger which may lead to a
reversal of this trend and better relative
performance from large cap equities.

Asset Allocation

5.58

5.35

5.38

29.47

6.77

8.17

11.98

11.62

8.80

6.86

          MSCI EAFE
                     (%)

-2.82

0.92

2.65

-2.54

0.08

-2.36

1.88

1.16

-1.31

1.25

      Deviation

               (%)

8.03

Information Technology

26.93

Financials

2.76

Utilities

6.27

Telecommunications

12.78

Industrials

13.86

Consumer Discretionary

6.85

Healthcare

5.81

Consumer Staples

7.49

8.11

 Frontegra FRNSX

                      (%)

Materials

Energy

Sector

1.45

45.51

46.96

Continental Europe

-6.22

23.17

16.95

UK

0

8.82

22.51

          MSCI EAFE
                     (%)

2.88

2.88

Emerging Markets

12.26

19.83

 Frontegra FRNSX

                      (%)

Pacific Basin

Japan

3.44

-2.68

            Deviation

                      (%)

Region

-6.10

23.17

17.07

Sterling

0.20

0

0.20

Canada USA

2.88

0

2.88

Emerging Markets

8.82

22.51

11.17

34.34

          MSCI EAFE
                     (%)

-2.69

19.82

Japan

3.50

12.32

Pacific Basin

11.27

36.46

Frontegra FRNSX

                      (%)

Non Euro European

Euro

0.10

2.12

            Deviation

                      (%)

Currency

Review and Outlook of Corporate Sectors

2.7

16.9

6.5

14.0

Utilities

15.1

5.2

21.6

25.5

19.6

11.9

17.3

9.1

4.1

-8.0

Japan

4.1

8.8

5.1

Telecommunications

-6.8

15.3

14.7

Information Technology

5.7

5.5

6.7

Financials

Pacific Basin

Europe ex UK

                                  Consensus Profit Growth Expectations

                                                              (12 month forward)

8.5

11.7

9.4

16.6

15.8

9.1

1.5

5.9

5.7

Average

-2.1

11.5

Industrials

14.2

9.6

Consumer Discretionary

19.8

7.3

Healthcare

14.9

9.7

Consumer Staples

6.7

-5.9

UK

Materials

Energy

7.8

7.9

Source: IBES

Global revisions are still moving in a
positive direction albeit marginally. The
US is the first major market to see
negative revisions in this cycle. Europe,
Japan and Asia remain positive. Within
Europe, Germany looks the strongest,
with the UK the weakest major market.

At the sector level in Europe the best
upgrades this year have come from
financial services, insurance, travel and
leisure, basic resources and construction
& materials. Judged on relative
underperformance and the strength of
the upgrades, insurance is the standout
supporting our overweight of European
insu
rers.

Energy still shows poor relative earnings
growth. The case for holding an
overweight here is still based on
valuation and expectations of oil price

stability at or around these levels. We
continue to add selectively to these
names on any short term weakness,
such as the recent addition of Woodside
Petroleum.

Materials and industrials continue to
achieve the best upgrades as the
‘stronger for longer’ story is sustained by
demand from emerging economies.  As
highlighted earlier we have been adding
to these sectors where we believe
ROIC’s are sustainable.

Although Continental European financials
have seen decent revisions, momentum
in the UK and Japan has slowed. This
may explain why Japanese Banks have
been poor relative performers in recent
weeks.  Earnings growth in IT remains
robust except in Asia.

Review and Outlook of Corporate Sectors

0.0

-0.9

0.6

1.6

Utilities

0.7

0.9

2.6

-2.1

1.3

-3.0

1.5

0.7

3.6

2.5

Japan

2.0

-2.9

1.4

Telecommunications

0.5

0.2

-2.3

Information Technology

2.7

4.2

0.2

Financials

Pacific Basin

Europe ex UK

                                                Revisions to Expectations

                                                             (3 month change)

1.9

0.1

-0.6

-0.1

3.6

4.1

-2.1

2.0

-0.7

Average

7.9

1.5

Industrials

-1.2

-3.2

Consumer Discretionary

6.0

1.4

Healthcare

2.5

-1.3

Consumer Staples

2.1

-5.9

UK

Materials

Energy

0.1

-8.0

Source: IBES

The equity market correction in late
February / early March partly reflected
concerns about earnings prospects as the
global economy slows. Such worries may
persist near term, but any weakness in
markets is likely to be temporary given a
favourable liquidity backdrop.

Global activity has been losing
momentum since last autumn, with G7
industrial output growth falling from an
annual 4.4% in September to 3.4% by
February. The OECD’s leading index,
which has a good track record, is
suggesting a further decline towards zero
by mid-2007. Historical slowdowns on this
scale have been associated with
significant downgrades to consensus
earnings estimates.

The OECD’s index and other leading
indicators are not yet signalling a
recession, however. As long as a “soft”
landing remains plausible, earnings
weakness should be contained and offset
by favourable liquidity condition
s.

Review and Outlook of Liquidity Trends

This would be consistent with experience
in prior slowdowns, such as 1985-86,
1995-96 and 1997-98, when temporary
market volatility resolved in favour of
higher prices.

G7 “excess” money expansion – the gap
between the annual growth rates of real
broad money supply and industrial output
– stood at a healthy 2.7% in February
and is likely to rise further near term as
economic activity moderates. Private
sector credit creation has so far
neutralised central bank efforts to tighten
monetary conditions by raising short-term
interest rates.

Meanwhile, cash M&A and buybacks
should continue to restrict expansion in
equity supply, lending support to prices.
Equity market float outside the US rose
by an estimated 0.6% during Q1, up from
an average of 0.3% over 2003-06 but
well below a long-term mean of over 1%
per quarter. US float shrank by 0.8% last
quarter. Weaker corporate earnings could
conceivably dampen take-over
enthusiasm, but a major slowdown is
unlikely without a significant rise in
financing costs – currently still low.

A regional analysis of liquidity factors
suggests the following ranking (from best
to worst): Canada, Australia, the US, Asia
ex. Japan / emerging markets,
continental Europe, the UK and Japan.

Money growth is booming in Canada,
while the central bank is expected to
maintain stable short rates on concerns
about the spill-over effects of a slowing
US economy. Foreign take-over activity
has resulted in a reduction in equity float,

US M2+

JAPAN M3 PLUS CDS

CANADA M2++

UK M4

Source: DATASTREAM

EXCESS BROAD MONEY (% YOY)

EUROLAND M3

2002

2003

2004

2005

2006

-8

-6

-4

-2

0

2

4

6

8

10

12

14

AUSTRALIA BROAD MONEY

Review and Outlook of Liquidity Trends

more than offsetting sales of Canadian
equities by domestic institutions seeking
to diversify their portfolios.

Excess money expansion is also high in
Australia, although an exuberant
economy is putting pressure on the
central bank to hike official rates again.
The supply / demand balance continues
to benefit from strong buying by domestic
institutions, averaging 0.25%-0.5% of
market cap per quarter. However,
issuance was relatively high in Q1, with
float rising by 1.4% – a concern if
sustained.

Liquidity indicators are mixed in non-
Japan Asia. Excess money trends are
favourable and lower inflation has allowed
central banks in several countries to cut
rates. China’s plans to invest in a wider
range of foreign assets could lead to a
pick-up in capital flows to the rest of the
region. However, these positives are
counterbalanced by significant equity
issuance, with float rising by 1.0% in Q1
after a 2.9% gain in Q4.

The picture is also ambiguous in
continental Europe. Broad money growth
remains strong, but a 1.75% rise in
official interest rates since late 2005 has
started to slow narrow money and credit
expansion. Recent ECB rhetoric suggests
further policy tightening. Insurance
companies and pension funds are steady
buyers of equities, but float expanded by
1.0% during Q1.

UK liquidity conditions still look relatively
unfavourable. Openness to take-over
activity has contributed to a reduction in
float (0.5% in Q1), but the impact has
been neutralised by the ongoing switch of
institutional portfolios away from
domestic equities into bonds and foreign
stocks – sales were 1.6% of market cap
during 2006. Excess money growth is
high, but property rather than the stock
market remains the speculation of choice.

It is similarly difficult to become excited
about Japanese market prospects on
liquidity grounds. Excess money
expansion has improved, but remains
lower than in other regions. Limited M&A
activity has contributed to unfavourable
supply trends, with float expanding by
0.5% in Q1. Domestic demand for
equities is lacklustre, so swings in foreign
buying are a key market driver: inflows
picked up between Q4 and Q1, supporting
relative performance.

Simon Ward

New Star Institutional Managers

US

JAPAN

CANADA

UK

Source: DATASTREAM

EQUITY MARKET FLOAT (% QOQ)

EUROPE EX UK

2006

2007

-1.50

-1.00

-0.50

0

0.50

1.00

1.50

2.00

AUSTRALIA

APPENDICES

Appendix 1
Earnings Revisions by Sector  *

*   Charts show EAFE sector revisions ratios.  Revisions ratio = number of upgrades of 12 month forward earnings minus number of downgrades as proportion of total number of estimates.  Relative to EAFE = sector revisions ratio minus ratio for EAFE aggregate.

Source: DATASTREAM

MATERIALS

RELATIVE TO EAFE

CONSUMER DISCRETIONARY

RELATIVE TO EAFE

INDUSTRIALS

RELATIVE TO EAFE

RELATIVE TO EAFE

ENERGY

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

Appendix 1
Earnings Revisions by Sector  *

TELECOMMUNICATIONS

RELATIVE TO EAFE

RELATIVE TO EAFE

UTILITIES

Source: DATASTREAM

HEALTHCARE

RELATIVE TO EAFE

RELATIVE TO EAFE

CONSUMER STAPLES

RELATIVE TO EAFE

INFORMATION TECHNOLOGY

FINANCIALS

RELATIVE TO EAFE

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

*   Charts show annual growth rates of industrial output and real broad money supply.

Appendix 2
Cyclical Liquidity *

REAL MONEY SUPPLY M2

UK

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY M4

EUROZONE

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY M3

INDUSTRIAL OUTPUT

Source: DATASTREAM

JAPAN

REAL MONEY SUPPLY M2

86

88

90

92

94

96

98

00

02

04

06

-15

-10

-5

0

5

10

15

86

88

90

92

94

96

98

00

02

04

06

-8

-6

-4

-2

0

2

4

6

8

10

86

88

90

92

94

96

98

00

02

04

06

-10

-5

0

5

10

15

20

INDUSTRIAL OUTPUT

WORLD (G7)

86

88

90

92

94

96

98

00

02

04

06

-8

-6

-4

-2

0

2

4

6

8

10

Appendix 3
Valuations

15.2

19.3

14.7

14.4

Utilities

17.6

20.0

20.7

17.6

20.3

23.6

16.1

16.7

15.6

13.7

Japan

14.5

13.4

12.4

Telecommunications

15.7

15.8

16.5

Information Technology

15.9

10.7

10.9

Financials

Pacific Basin

Europe ex UK

12 Month Forward PE

12.9

16.9

17.2

15.2

14.9

12.4

9.8

15.4

12.4

Average

17.7

15.2

Industrials

18.2

15.4

Consumer Discretionary

23.1

13.9

Healthcare

20.5

16.5

Consumer Staples

10.3

10.1

UK

Materials

Energy

10.7

16.4

Source: IBES

                                                                             Frontegra Asset Management

                                                                         400 Skokie Boulevard, Suite 500

                                                                               Northbrook, IL 60062-2815

                                                    Telephone : (847) 509 9860  /  Fax: 847-509-9845